SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Half-year Report - Part 3 of 4

Part 3 of 4

IFRS financial statements

Condensed consolidated income statement
For the six month period ended 30 June 2016
	Note	Reviewed 6 months 2016 £m	Reviewed 6 months 2015 £m	Restated1 Audited Full Year 2015 £m
Income
Gross written premiums		12,593	11,058	21,925
Premiums ceded to reinsurers		(1,160)	(1,004)	(2,890)
Premiums written net of reinsurance		11,433	10,054	19,035
Net change in provision for unearned premiums		(348)	(222)	(111)
Net earned premiums		11,085	9,832	18,924
Fee and commission income		996	753	1,797
Net investment income		15,164	606	2,825
Share of profit after tax of joint ventures and associates		195	88	180
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	B4	(18)	-	2
		27,422	11,279	23,728
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(11,453)	(10,402)	(21,985)
Change in insurance liabilities, net of reinsurance	B9a(ii)	(5,926)	2,761	6,681
Change in investment contract provisions		(4,576)	(605)	(1,487)
Change in unallocated divisible surplus	B13	(792)	743	984
Fee and commission expense		(1,654)	(1,933)	(3,324)
Other expenses		(2,071)	(1,062)	(2,784)
Finance costs		(295)	(271)	(618)
		(26,767)	(10,769)	(22,533)
Profit before tax		655	510	1,195
Tax attributable to policyholders' returns	B6	(318)	280	218
Profit before tax attributable to shareholders' profits		337	790	1,413
Tax expense	B6	(454)	35	(98)
Less: tax attributable to policyholders' returns	B6	318	(280)	(218)
Tax attributable to shareholders' profits		(136)	(245)	(316)
Profit for the period		201	545	1,097

Attributable to:
Equity holders of Aviva plc		130	464	936
Non-controlling interests		71	81	161
Profit for the period		201	545	1,097
Earnings per share	B7
Basic (pence per share)		2.5p	12.8p	23.1p
Diluted (pence per share)		2.4p	12.7p	22.8p

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

Condensed consolidated statement of comprehensive income
For the six month period ended 30 June 2016
	Note	Reviewed 6 months 2016 £m	Reviewed 6 months 2015 £m	Restated1 Audited Full Year 2015 £m
Profit for the period		201	545	1,097

Other comprehensive income:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value gains/(losses)		26	(15)	(9)
Share of other comprehensive income of joint ventures and associates		3	(2)	(14)
Foreign exchange rate movements		866	(496)	(378)
Aggregate tax effect - shareholder tax on items that may be reclassified subsequently to income statement		(31)	19	13

Items that will not be reclassified to income statement
Owner-occupied properties - fair value gains/(losses)		2	(4)	27
Remeasurements of pension schemes	B15	776	(338)	(235)
Aggregate tax effect - shareholder tax on items that will not be reclassified subsequently to income statement		(170)	71	93
Total other comprehensive income, net of tax		1,472	(765)	(503)
Total comprehensive income for the period		1,673	(220)	594

Attributable to:
Equity holders of Aviva plc		1,488	(222)	478
Non-controlling interests		185	2	116
		1,673	(220)	594

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

Condensed consolidated statement of changes in equity
For the six month period ended 30 June 2016
	Note	Reviewed 6 months 2016 £m	Restated1 Reviewed 6 months 2015 £m	Restated1 Audited Full Year 2015 £m
Balance at 1 January as reported		18,270	12,276	12,276
Prior period adjustment1		-	20	20
Balance at 1 January as restated		18,270	12,296	12,296
Profit for the period		201	545	1,097
Other comprehensive income		1,472	(765)	(503)
Total comprehensive income for the period		1,673	(220)	594
Issue of share capital - acquisition of Friends Life		-	5,975	5,975
Non-controlling interests in acquired subsidiaries2		-	504	504
Reclassification of non-controlling interests to financial liabilities3		-	(272)	(272)
Dividends and appropriations	B8	(605)	(389)	(724)
Non-controlling interests share of dividends declared in the period		(62)	(67)	(142)
Transfer to profit on disposal of subsidiaries, joint ventures and associates		-	-	1
Capital contributions from non-controlling interests		8	-	5
Changes in non-controlling interests in subsidiaries		(1)	3	(1)
Treasury shares held by subsidiary companies		-	(20)	(27)
Reserves credit for equity compensation plans		20	23	40
Shares issued under equity compensation plans		3	1	6
Aggregate tax effect - shareholder tax		5	4	15
Balance at 30 June/31 December		19,311	17,838	18,270

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
2    2015 relates to Friends Life's Step-up Tier one Insurance Capital Securities (STICS) issuances which were classified as equity instruments within non-controlling interests at the date of acquisition.
3    On 29 May 2015 notification was given that the Group would redeem the 2005 STICS issuance. At that date the instrument was reclassified as a liability. The instrument was redeemed on 1 July 2015, £272 million represents the fair value of the instrument recognised on acquisition, made up of the £268 million outstanding principal redeemed on 1 July 2015 and £4 million amortised subsequent to the reclassification and included within finance costs in the income statement.

Condensed consolidated statement of financial position
As at 30 June 2016
	Note	Reviewed 30 June 2016 £m	Restated1 Reviewed 30 June 2015 £m	Restated1 Audited 31 December 2015 £m
Assets
Goodwill		1,979	1,923	1,955
Acquired value of in-force business and intangible assets	B21	5,450	6,079	5,731
Interests in, and loans to, joint ventures		1,765	1,222	1,590
Interests in, and loans to, associates		449	383	329
Property and equipment		482	390	449
Investment property		11,106	11,567	11,301
Loans		24,305	24,121	22,433
Financial investments		288,460	274,811	274,217
Reinsurance assets	B11	22,983	20,432	20,918
Deferred tax assets		128	74	131
Current tax assets		76	18	114
Receivables		8,762	8,574	6,875
Deferred acquisition costs and other assets		6,293	4,817	5,018
Prepayments and accrued income		2,908	2,988	3,094
Cash and cash equivalents	B19	34,911	33,186	33,676
Assets of operations classified as held for sale	B4	14,193	9	-
Total assets		424,250	390,594	387,831
Equity
Capital
Ordinary share capital		1,014	1,011	1,012
Preference share capital		200	200	200
		1,214	1,211	1,212
Capital reserves
Share premium		1,188	1,178	1,185
Merger reserve		8,974	8,974	8,974
		10,162	10,152	10,159
Treasury shares		(28)	(21)	(29)
Other reserves		587	(194)	(114)
Retained earnings		4,978	4,462	4,774
Equity attributable to shareholders of Aviva plc		16,913	15,610	16,002
Direct capital instrument and tier 1 notes		1,123	892	1,123
Equity excluding non-controlling interests		18,036	16,502	17,125
Non-controlling interests		1,275	1,336	1,145
Total equity		19,311	17,838	18,270
Liabilities
Gross insurance liabilities	B9	147,977	143,288	140,556
Gross liabilities for investment contracts	B10	186,006	179,390	181,082
Unallocated divisible surplus	B13	9,624	8,815	8,811
Net asset value attributable to unitholders		13,045	10,728	11,415
Provisions	B15	1,484	1,615	1,416
Deferred tax liabilities		2,207	2,058	2,084
Current tax liabilities		484	169	177
Borrowings	B14	9,681	9,590	8,770
Payables and other financial liabilities		18,020	14,493	12,448
Other liabilities		2,795	2,608	2,802
Liabilities of operations classified as held for sale	B4	13,616	2	-
Total liabilities		404,939	372,756	369,561
Total equity and liabilities		424,250	390,594	387,831

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

Condensed consolidated statement of cash flows
For the six month period ended 30 June 2016
	Note	Reviewed 6 months 2016 £m	Reviewed 6 months 2015 £m	Audited Full Year 2015 £m
Cash flows from operating activities1
Cash generated from continuing operations		1,347	3,013	5,197
Tax paid		(219)	(191)	(442)
Total net cash from operating activities		1,128	2,822	4,755
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired		(114)	7,852	7,783
Disposals of subsidiaries, joint ventures and associates, net of cash transferred		-	-	(3)
New loans to joint ventures and associates		-	(9)	(21)
Repayment of loans to joint ventures and associates		71	-	-
Net new loans to joint ventures and associates		71	(9)	(21)
Purchases of property and equipment		(25)	(31)	(58)
Proceeds on sale of property and equipment		44	4	51
Other cash flow related to intangible assets		(35)	(43)	(111)
Total net cash from/(used in) investing activities		(59)	7,773	7,641
Cash flows from financing activities
Proceeds from issue of ordinary shares		6	8	16
Treasury shares distributed from/(purchased for) employee trusts		1	(1)	(1)
New borrowings drawn down, net of expenses		1,355	1,583	2,049
Repayment of borrowings2		(867)	(546)	(1,979)
Net drawdown of borrowings		488	1,037	70
Interest paid on borrowings		(284)	(263)	(588)
Preference dividends paid	B8	(9)	(9)	(17)
Ordinary dividends paid	B8	(570)	(362)	(635)
Coupon payments on direct capital instrument and tier 1 notes	B8	(26)	(18)	(72)
Capital contributions from non-controlling interests of subsidiaries		-	-	5
Dividends paid to non-controlling interests of subsidiaries3		(62)	(51)	(142)
Changes in controlling interest in subsidiaries		(1)	(3)	(1)
Total net cash from/(used in) financing activities		(457)	338	(1,365)
Total net increase in cash and cash equivalents		612	10,933	11,031
Cash and cash equivalents at 1 January		33,170	22,564	22,564
Effect of exchange rate changes on cash and cash equivalents		1,053	(808)	(425)
Cash and cash equivalents at 30 June/31 December	B19	34,835	32,689	33,170

1    Cash flows from operating activities includes interest received of £3,207 million (FY15: £5,251 million; HY15: £2,623 million) and dividends received of £1,204 million (FY15: £2,353 million; HY15: £953 million).
2    In FY 2015 this included redemption of the 2005 STICS of £268 million.
3    Dividends paid to non-controlling interests of subsidiaries during HY15 included £7 million relating to the 2003 STICS which were reclassified from non-controlling interests to direct capital instruments and tier 1 notes in October 2015. Following reclassification, interest is included in coupon payments on direct capital instrument and tier 1 notes. Dividends paid to non-controlling interests of subsidiaries during HY15 also included £17 million relating to the 2005 STICS which were redeemed in July 2015.
The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances.

B1 - Basis of preparation
The condensed consolidated interim financial statements for the six months to 30 June 2016 have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU), and the Disclosure Rules and Transparency Rules of the Financial Conduct Authority.
The accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in Aviva plc's 2015 Annual Report and Accounts. In addition, during the period ended 30 June 2016, Aviva plc ("the Group") adopted new amendments to International Financial Reporting Standards ("IFRS") that became effective on 1 January 2016, described in the 2015 Annual Report and Accounts, however these had no effect on reported profit or loss or equity, the statement of financial position or the statement of cash flows.
The results for the six months to 30 June 2016 are unaudited but have been reviewed by the auditor, PricewaterhouseCoopers LLP. The interim results do not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results for the full year 2015 have been taken from the Group's 2015 Annual Report and Accounts and have been restated for adjustments detailed in Note B2. Therefore, these interim accounts should be read in conjunction with the 2015 Annual Report and Accounts that were prepared in accordance with IFRS as issued by the International Accounting Standards Board and endorsed by the European Union. PricewaterhouseCoopers LLP reported on the 2015 financial statements and their report was unqualified and did not contain a Statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2015 Annual Report and Accounts has been filed with the Registrar of Companies.
After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence over a period of at least 12 months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.
Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the 'functional currency'). The condensed consolidated financial statements are stated in pounds sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m).
The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items.
The Group focuses instead on an operating profit measure that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes impairment of goodwill, associates and joint ventures; amortisation and impairment of other intangibles; amortisation and impairment of acquired value of in-force business; the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates; integration and restructuring costs; and other.

B2 - Prior period adjustments
During 2016, UK Life reviewed its accounting and modelling for annual management charge rebates relating to unit-linked investment contracts. It was concluded that an associated liability should be released partly offset by a reduction in deferred acquisition costs in accordance with IFRS. This has been presented as a prior year adjustment and has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in closing equity at 31 December 2015 of £38 million.  The impact on the consolidated income statement, statement of financial position and equity are shown in the tables below. There is no impact on the consolidated statement of cash flows.
				Full Year 2015
				As reported £m	Effect of prior period adjustments £m	Restated £m
Operating profit before tax attributable to shareholders' profits				2,665	23	2,688

Total expenses				(22,556)	23	(22,533)
Effect analysed as:
Fee and commission expense				(3,347)	23	(3,324)
Profit before tax				1,172	23	1,195
Tax expense				(93)	(5)	(98)
Profit for the period				1,079	18	1,097
Profit attributable to equity holders of Aviva plc				918	18	936
Operating earnings per share
Basic (pence per share)				49.2p	0.5p	49.7p
Diluted (pence per share)				48.7p	0.5p	49.2p
Earnings per share
Basic (pence per share)				22.6p	0.5p	23.1p
Diluted (pence per share)				22.3p	0.5p	22.8p

	30 June 2015			31 December 2015
	As reported £m	Effect of prior period adjustments £m	Restated £m	As reported£m	Effect of prior period adjustments £m	Restated £m
Total assets	390,660	(66)	390,594	387,874	(43)	387,831
Effect analysed as:
Deferred acquisition costs and other assets	4,883	(66)	4,817	5,061	(43)	5,018
Total liabilities	372,842	(86)	372,756	369,642	(81)	369,561
Effect analysed as:
Gross liabilities for investment contracts	179,481	(91)	179,390	181,173	(91)	181,082
Deferred tax liabilities	2,053	5	2,058	2,074	10	2,084

	30 June 2015			31 December 2015
	As reported £m	Effect of prior period adjustments £m	Restated £m	As reported £m	Effect of prior period adjustments £m	Restated £m
Total equity
Balance at 1 January	12,276	20	12,296	12,276	20	12,296
Total comprehensive income for the period	(220)	-	(220)	576	18	594
Other equity movements	5,762	-	5,762	5,380	-	5,380
Balance at 30 June/31 December	17,818	20	17,838	18,232	38	18,270

As a result of this adjustment, comparative information in Note B5 Segmental information, Note B6 Tax, Note B7 Earnings per Share, Note B10 Liability for investment contracts and Note B17 Fair Value has been restated.
B3 - Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone, Canada and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:
	6 months 2016	6 months 2015	Full Year 2015
Eurozone
Average rate (€1 equals)	£0.78	£0.74	£0.72
Period end rate (€1 equals)	£0.83	£0.71	£0.74
Canada
Average rate ($CAD1 equals)	£0.53	£0.53	£0.51
Period end rate ($CAD1 equals)	£0.58	£0.51	£0.49
Poland
Average rate (PLN1 equals)	£0.18	£0.18	£0.17
Period end rate (PLN1 equals)	£0.19	£0.17	£0.17

B4 - Subsidiaries, joint ventures and associates
This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the period, together with details of businesses held for sale at the period end.
(a) Acquisitions
On 29 April 2016, Aviva plc completed the acquisition of an additional 23% share in Aviva Life Insurance Company India Limited ("Aviva India") from its partner Dabur Invest Corp (a part of the Dabur Group). Aviva's increased shareholding in Aviva India of 49% will continue to be equity accounted as an associate.

(b) Disposal and re-measurements of subsidiaries, joint ventures and associates
The (loss)/profit on the disposal and re-measurement of subsidiaries, joint ventures and associates comprises:
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Ireland - health	(11)	-	-
Turkey - long-term business	-	-	1
Other small operations	(7)	-	1
Total (loss)/profit on disposal and remeasurement	(18)	-	2

The loss on the disposal and remeasurement of subsidiaries, joint ventures and associates of £18 million (HY15: £nil) relates to remeasurement losses following the classification of small operations as held for sale. See Note B4(c)(ii) for further details.

(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 30 June 2016 are as follows:
	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Assets
Goodwill, AVIF and other intangibles	25	-	-
Investment property	44	-	-
Loans	64	-	-
Financial investments	10,715	-	-
Reinsurance assets	972	-	-
Other assets	1,698	-	-
Cash and cash equivalents	683	9	-
	14,201	9	-
Additional impairment to write down the disposal group to fair value less cost to sell	(8)	-	-
Total assets	14,193	9	-
Liabilities
Insurance liabilities	(4,717)	(1)	-
Liability for investment contracts	(7,655)	-	-
Unallocated divisible surplus	(852)	-	-
Other liabilities	(392)	(1)	-
Total liabilities	(13,616)	(2)	-
Net assets	577	7	-

Assets and liabilities of operations classified as held for sale as at 30 June 2016 relate to Antarius S.A. ("Antarius") and other small operations in the Group.
(i) Antarius
On 25 February 2015, Crédit du Nord, the Group's partner in Antarius, exercised its call option to purchase Aviva France's 50% share of Antarius. In accordance with the shareholders agreement, the exercise of the call option started a period of approximately two years to complete the disposal. In accordance with IFRS 5, the subsidiary has been classified as held for sale from May 2016, the date when the transaction was expected to complete within 12 months. The business is measured at its carrying amount.

(ii) Other small operations
Other small operations relate to the Group's sale of its entire stake in its Irish private medical insurance business and a closed book of offshore bonds business. As at 30 June 2016, the proposed transactions were subject to customary closing conditions including receipt of regulatory approvals and were expected to complete in the third quarter of 2016. The businesses have been re-measured at fair value based on the expected sales prices less costs to sell resulting in a total loss on re-measurement of £18 million in the first half of 2016 following their classification as held for sale.

(d)  Subsequent events
On 21 January 2016 Aviva announced its Canadian business, Aviva Canada would acquire RBC General Insurance Company, the existing home and motor insurance business of RBC Insurance. On 1 July 2016, Aviva Canada announced the acquisition had completed. Under the agreement, Aviva paid RBC Insurance CAD$582 million on completion.
 The disposal of other small operations (see Note B4(c)(ii)) completed in late July to early August 2016.

B5 - Segmental information
The Group's results can be segmented, either by activity or by geography. Our primary reporting format is along market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the condensed consolidated income statement and condensed consolidated statement of financial position.
The Group has determined its operating segments along market reporting lines and internal management reporting.
United Kingdom and Ireland
The United Kingdom and Ireland comprises two operating segments - Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business and include the UK insurance operations acquired as part of the acquisition of Friends Life in 2015. UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. UK and Ireland General Insurance includes the results of our Ireland Health business. As set out in note B4, the Group's entire stake in its Irish private medical insurance business and a closed book of offshore bonds business have been classified as held for sale as at 30 June 2016.
France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer. As set out in note B4, the operations of Antarius have been classified as held for sale as at 30 June 2016.
Poland
Activities in Poland comprise long-term business and general insurance operations, including our long-term business in Lithuania.
Italy, Spain and Other
These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. The principal activities of our Italian operations are long-term business and general insurance. The long term business offers a range of long-term insurance and savings products and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our 'Other' operations include our life operations in Turkey.
Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products principally distributed through insurance brokers.
Asia
Our activities in Asia principally comprise our long-term insurance business operations in China, India, Singapore, Hong Kong, Vietnam, Indonesia, Taiwan and the international operations of Friends Life. This segment also includes general insurance and health operations in Singapore and health operations in Indonesia.
Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, Europe, North America, Asia Pacific and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. This segment also includes Friends Life Investments.
Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities', along with central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our reinsurance operations are also included in this segment.
Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are subject to normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
(i)   profit or loss from operations before tax attributable to shareholders
(ii)  profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes.

B5 - Segmental information continued
(a) (i) Segmental income statement for the six month period ended 30 June 2016
	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Total £m
Gross written premiums	2,439	2,454	3,499	237	2,413	1,091	460	-	-	12,593
Premiums ceded to reinsurers	(751)	(229)	(41)	(4)	(19)	(42)	(74)	-	-	(1,160)
Internal reinsurance revenue	(3)	(2)	-	-	(1)	-	(5)	-	11	-
Premiums written net of reinsurance	1,685	2,223	3,458	233	2,393	1,049	381	-	11	11,433
Net change in provision for unearned premiums	(34)	(136)	(117)	(12)	(7)	(29)	(13)	-	-	(348)
Net earned premiums	1,651	2,087	3,341	221	2,386	1,020	368	-	11	11,085
Fee and commission income	453	78	115	28	50	8	103	162	(1)	996
	2,104	2,165	3,456	249	2,436	1,028	471	162	10	12,081
Net investment income	13,431	132	704	3	416	42	316	39	81	15,164
Inter-segment revenue	-	-	-	-	-	-	-	117	-	117
Share of profit of joint ventures and associates	178	-	13	4	-	-	-	-	-	195
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	(8)	(11)	-	-	-	-	-	-	1	(18)
Segmental income1	15,705	2,286	4,173	256	2,852	1,070	787	318	92	27,539
Claims and benefits paid, net of recoveries from reinsurers	(5,637)	(1,315)	(2,423)	(153)	(1,114)	(619)	(178)	-	(14)	(11,453)
Change in insurance liabilities, net of reinsurance	(4,459)	(79)	(479)	30	(677)	(41)	(213)	-	(8)	(5,926)
Change in investment contract provisions	(3,600)	-	(196)	-	(564)	-	(176)	(40)	-	(4,576)
Change in unallocated divisible surplus	(14)	-	(568)	4	(168)	-	(46)	-	-	(792)
Fee and commission expense	(272)	(629)	(211)	(38)	(146)	(285)	(61)	(18)	6	(1,654)
Other expenses	(754)	(162)	(131)	(34)	(61)	(53)	(138)	(205)	(533)	(2,071)
Inter-segment expenses	(106)	(3)	(3)	(2)	-	(2)	-	-	(1)	(117)
Finance costs	(89)	(1)	(1)	-	(2)	(1)	(2)	-	(199)	(295)
Segmental expenses	(14,931)	(2,189)	(4,012)	(193)	(2,732)	(1,001)	(814)	(263)	(749)	(26,884)
Profit/(loss) before tax	774	97	161	63	120	69	(27)	55	(657)	655
Tax attributable to policyholders' returns	(317)	-	-	-	-	-	(1)	-	-	(318)
Profit/(loss) before tax attributable to shareholders' profits	457	97	161	63	120	69	(28)	55	(657)	337
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(1)	22	-	-	4	-	2	(28)	-
Investment return variances and economic assumption changes on long-term business	(82)	-	32	-	2	-	42	-	-	(6)
Short-term fluctuation in return on investments backing non-long-term business	(17)	(23)	(1)	(1)	4	4	-	-	372	338
Economic assumption changes on general insurance and health business	-	123	-	-	-	1	-	-	(1)	123
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	-	-	-	-	-	-	-
Amortisation and impairment of intangibles	35	11	-	2	7	8	5	3	21	92
Amortisation and impairment of AVIF	241	-	2	1	1	-	71	-	2	318
Loss/(profit) on the disposal and remeasurement of subsidiaries, joint ventures and associates	8	11	-	-	-	-	-	-	(1)	18
Integration and restructuring costs	61	8	4	-	1	3	8	10	10	105
Other	-	-	-	-	-	-	-	-	-	-
Operating profit/(loss) before tax attributable to shareholders	704	226	220	65	135	89	98	70	(282)	1,325

1   Total reported income, excluding inter-segment revenue, includes £17,606 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts are written.
2   Aviva Investors operating profit also includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
3   Other Group activities include Group Reinsurance.

B5 - Segmental information continued
(a) (ii) Segmental income statement for the six month period ended 30 June 2015
	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Total£m
Gross written premiums	2,501	2,266	3,011	244	1,439	1,077	519	-	1	11,058
Premiums ceded to reinsurers	(568)	(238)	(35)	(3)	(26)	(64)	(70)	-	-	(1,004)
Internal reinsurance revenue	(2)	(1)	-	-	(2)	-	-	-	5	-
Premiums written net of reinsurance	1,931	2,027	2,976	241	1,411	1,013	449	-	6	10,054
Net change in provision for unearned premiums	(47)	(49)	(95)	(7)	(4)	1	(21)	-	-	(222)
Net earned premiums	1,884	1,978	2,881	234	1,407	1,014	428	-	6	9,832
Fee and commission income	289	78	109	13	46	14	65	139	-	753
	2,173	2,056	2,990	247	1,453	1,028	493	139	6	10,585
Net investment income/(expense)	(1,637)	76	1,726	58	111	41	(36)	81	186	606
Inter-segment revenue	-	-	-	-	-	-	-	76	-	76
Share of profit of joint ventures and associates	54	-	4	3	5	-	22	-	-	88
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	-	-	-	-	-	-
Segmental income1	590	2,132	4,720	308	1,569	1,069	479	296	192	11,355
Claims and benefits paid, net of recoveries from reinsurers	(4,711)	(1,311)	(2,124)	(163)	(1,232)	(627)	(220)	-	(14)	(10,402)
Change in insurance liabilities, net of reinsurance	3,671	23	(911)	(45)	170	8	(159)	-	4	2,761
Change in investment contract provisions	1,355	-	(1,485)	11	(509)	-	105	(82)	-	(605)
Change in unallocated divisible surplus	(37)	-	519	11	263	-	(13)	-	-	743
Fee and commission expense	(327)	(607)	(382)	(25)	(129)	(292)	(52)	(14)	(105)	(1,933)
Other expenses	(469)	(139)	(108)	(26)	(56)	(43)	(101)	(175)	55	(1,062)
Inter-segment expenses	(66)	(2)	(3)	(3)	-	(2)	-	-	-	(76)
Finance costs	(82)	(3)	(1)	-	(3)	(2)	(1)	-	(179)	(271)
Segmental expenses	(666)	(2,039)	(4,495)	(240)	(1,496)	(958)	(441)	(271)	(239)	(10,845)
Profit/(loss) before tax	(76)	93	225	68	73	111	38	25	(47)	510
Tax attributable to policyholders' returns	280	-	-	-	-	-	-	-	-	280
Profit/(loss) before tax attributable to shareholders' profits	204	93	225	68	73	111	38	25	(47)	790
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	-	7	-	-	2	-	2	(12)	-
Investment return variances and economic assumption changes on long-term business	106	-	(10)	1	13	-	(35)	-	-	75
Short-term fluctuation in return on investments backing non-long-term business	31	78	(9)	(1)	15	10	-	-	(290)	(166)
Economic assumption changes on general insurance and health business	-	51	-	-	-	2	-	-	1	54
Impairment of goodwill, joint ventures and associates	-	-	-	-	9	-	13	-	-	22
Amortisation and impairment of intangibles	27	6	-	1	8	5	4	4	6	61
Amortisation and impairment of AVIF	106	-	4	1	4	-	47	-	-	162
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	-	-	-	-	-	-
Integration and restructuring costs	86	13	8	-	2	2	-	2	59	172
Other	-	-	-	-	-	-	-	-	-	-
Operating profit/(loss) before tax attributable to shareholders	561	241	225	70	124	132	67	33	(283)	1,170

1   Total reported income, excluding inter-segment revenue, includes £2,304 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts are written.
2   Aviva Investors operating profit also includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
3   Other Group activities include Group Reinsurance.

B5 - Segmental information continued
(a) (iii) Segmental income statement for the year ended 31 December 2015 - restated1
	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors3 £m	Other Group activities4 £m	Total£m
Gross written premiums	5,402	4,503	5,777	484	2,733	2,109	917	-	-	21,925
Premiums ceded to reinsurers	(1,355)	(1,163)	(75)	(6)	(42)	(117)	(132)	-	-	(2,890)
Internal reinsurance revenue	(5)	(1)	-	(1)	(4)	-	(2)	-	13	-
Premiums written net of reinsurance	4,042	3,339	5,702	477	2,687	1,992	783	-	13	19,035
Net change in provision for unearned premiums	(1)	(53)	(11)	(13)	(7)	(15)	(14)	-	3	(111)
Net earned premiums	4,041	3,286	5,691	464	2,680	1,977	769	-	16	18,924
Fee and commission income	810	160	232	40	115	28	134	281	(3)	1,797
	4,851	3,446	5,923	504	2,795	2,005	903	281	13	20,721
Net investment income/(expense)	448	159	1,949	(1)	444	49	(325)	155	(53)	2,825
Inter-segment revenue	-	-	-	-	-	-	-	195	-	195
Share of profit of joint ventures and associates	149	-	7	5	8	-	11	-	-	180
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	2	-	-	-	(1)	-	1	-	-	2
Segmental income2	5,450	3,605	7,879	508	3,246	2,054	590	631	(40)	23,923
Claims and benefits paid, net of recoveries from reinsurers	(10,663)	(2,533)	(4,454)	(302)	(2,343)	(1,240)	(415)	-	(35)	(21,985)
Change in insurance liabilities, net of reinsurance	7,070	492	(1,093)	17	264	(12)	(68)	-	11	6,681
Change in investment contract provisions	943	-	(1,915)	18	(702)	-	328	(159)	-	(1,487)
Change in unallocated divisible surplus	22	-	841	12	93	-	16	-	-	984
Fee and commission expense	(562)	(1,195)	(623)	(57)	(252)	(571)	(114)	(26)	76	(3,324)
Other expenses	(1,369)	(223)	(205)	(51)	(111)	(81)	(250)	(365)	(129)	(2,784)
Inter-segment expenses	(169)	(5)	(9)	(6)	-	(4)	-	-	(2)	(195)
Finance costs	(214)	(1)	(1)	-	(4)	(4)	(3)	-	(391)	(618)
Segmental expenses	(4,942)	(3,465)	(7,459)	(369)	(3,055)	(1,912)	(506)	(550)	(470)	(22,728)
Profit/(loss) before tax	508	140	420	139	191	142	84	81	(510)	1,195
Tax attributable to policyholders' returns	232	-	-	-	-	-	(14)	-	-	218
Profit/(loss) before tax attributable to shareholders' profits	740	140	420	139	191	142	70	81	(510)	1,413
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	(1)	20	-	-	6	-	4	(36)	-
Investment return variances and economic assumption changes on long-term business	-	-	(17)	-	14	-	(11)	-	-	(14)
Short-term fluctuation in return on investments backing non-long-term business	53	84	2	(2)	31	47	-	-	(131)	84
Economic assumption changes on general insurance and health business	-	98	-	-	-	2	-	-	-	100
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	-	9	-	13	-	-	22
Amortisation and impairment of intangibles	84	14	-	2	14	10	9	10	12	155
Amortisation and impairment of AVIF	350	-	5	2	5	-	136	-	-	498
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(2)	-	-	-	1	-	(1)	-	-	(2)
Integration and restructuring costs	215	26	19	-	3	7	7	11	91	379
Other5	-	53	-	-	-	-	-	-	-	53
Operating profit/(loss) before tax attributable to shareholders	1,447	414	449	141	268	214	223	106	(574)	2,688

1   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
2   Total reported income, excluding inter-segment revenue, includes £9,031 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts are written.
3   Aviva Investors operating profit includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
4   Other Group activities include Group Reinsurance.
5   Other items represents a day one loss upon the completion of an outwards reinsurance contract by the UK General Insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks. The £53 million loss comprises £712 million in premiums ceded less £659 million in reinsurance recoverables recognised.

B5 - Segmental information continued
(a) (iv) Segmental statement of financial position as at 30 June 2016
	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group ctivities £m	Total £m
Goodwill	663	1,016	6	26	192	26	50	-	-	1,979
Acquired value of in-force business and intangible assets	3,323	149	83	11	604	83	1,135	12	50	5,450
Interests in, and loans to, joint ventures and associates	1,415	-	166	46	78	10	499	-	-	2,214
Property and equipment	89	27	254	3	5	15	9	2	78	482
Investment property	7,165	205	2,336	-	1	-	-	1,140	259	11,106
Loans	23,338	5	732	1	29	164	36	-	-	24,305
Financial investments	171,680	4,201	65,171	2,720	22,774	3,703	10,500	523	7,188	288,460
Deferred acquisition costs	1,427	496	274	38	82	304	84	4	-	2,709
Other assets	47,874	6,461	7,743	246	1,687	1,603	1,565	989	5,184	73,352
Assets of operations classified as held for sale	1,197	455	12,541	-	-	-	-	-	-	14,193
Total assets	258,171	13,015	89,306	3,091	25,452	5,908	13,878	2,670	12,759	424,250
Insurance liabilities
Long-term business and outstanding claims provisions	104,326	5,414	15,036	2,509	9,382	2,716	3,614	-	35	143,032
Unearned premiums	260	2,268	567	63	273	1,215	77	-	-	4,723
Other insurance liabilities	-	77	50	-	-	92	-	-	3	222
Liability for investment contracts	118,071	-	47,196	2	11,298	-	7,738	1,701	-	186,006
Unallocated divisible surplus	2,609	-	5,324	56	1,359	-	276	-	-	9,624
Net asset value attributable to unitholders	84	-	2,665	-	471	-	-	-	9,825	13,045
External borrowings	1,914	-	-	-	55	-	-	-	7,712	9,681
Other liabilities, including inter-segment liabilities	17,754	83	4,043	107	752	904	581	471	295	24,990
Liabilities of operations classified as held for sale	1,171	395	12,050	-	-	-	-	-	-	13,616
Total liabilities	246,189	8,237	86,931	2,737	23,590	4,927	12,286	2,172	17,870	404,939
Total equity										19,311
Total equity and liabilities										424,250

(a) (v) Segmental statement of financial position as at 30 June 2015 - restated1
	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	663	1,022	-	7	166	22	43	-	-	1,923
Acquired value of in-force business and intangible assets	3,893	128	82	4	522	59	1,345	22	24	6,079
Interests in, and loans to, joint ventures and associates	972	-	133	36	73	3	388	-	-	1,605
Property and equipment	103	33	199	2	5	9	8	1	30	390
Investment property	8,203	140	1,707	-	1	-	-	1,145	371	11,567
Loans	23,162	73	692	-	38	127	29	-	-	24,121
Financial investments	169,195	5,147	62,318	2,653	18,036	3,220	9,880	657	3,705	274,811
Deferred acquisition costs	1,278	440	222	26	76	261	25	6	-	2,334
Other assets	41,605	4,460	11,200	167	1,666	873	1,425	736	5,623	67,755
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-	9	9
Total assets	249,074	11,443	76,553	2,895	20,583	4,574	13,143	2,567	9,762	390,594
Insurance liabilities
Long-term business and outstanding claims provisions	103,081	5,301	15,658	2,329	7,510	2,121	2,882	-	34	138,916
Unearned premiums	272	2,062	459	39	228	1,044	61	-	2	4,167
Other insurance liabilities	-	80	42	-	-	81	-	-	2	205
Liability for investment contracts	114,562	-	45,540	5	9,356	-	8,071	1,856	-	179,390
Unallocated divisible surplus	2,624	-	5,073	55	843	-	220	-	-	8,815
Net asset value attributable to unitholders	251	-	3,788	-	324	-	-	-	6,365	10,728
External borrowings	2,037	-	-	-	47	-	-	-	7,506	9,590
Other liabilities, including inter-segment liabilities	14,626	(1,676)	4,077	115	625	508	495	347	1,826	20,943
Liabilities of operations classified as held for sale	-	-	-	-	-	-	-	-	2	2
Total liabilities	237,453	5,767	74,637	2,543	18,933	3,754	11,729	2,203	15,737	372,756
Total equity										17,838
Total equity and liabilities										390,594

1   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

B5 - Segmental information continued
(a) (vi) Segmental statement of financial position as at 31 December 2015 - restated1
	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	663	1,026	5	23	172	21	45	-	-	1,955
Acquired value of in-force business and intangible assets	3,600	139	86	12	539	69	1,206	15	65	5,731
Interests in, and loans to, joint ventures and associates	1,291	-	138	39	72	7	372	-	-	1,919
Property and equipment	130	27	225	3	5	10	8	1	40	449
Investment property	7,483	198	2,089	-	1	-	-	1,146	384	11,301
Loans	21,502	5	733	1	26	135	31	-	-	22,433
Financial investments	163,987	4,715	65,413	2,575	19,176	3,187	9,684	515	4,965	274,217
Deferred acquisition costs	1,351	418	227	32	77	255	57	4	-	2,421
Other assets	42,636	5,301	9,678	239	1,480	860	1,351	901	4,959	67,405
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-	-	-
Total assets	242,643	11,829	78,594	2,924	21,548	4,544	12,754	2,582	10,413	387,831
Insurance liabilities
Long-term business and outstanding claims provisions	99,435	5,439	16,487	2,308	7,699	2,058	2,865	-	18	136,309
Unearned premiums	226	2,083	393	45	237	1,016	48	-	-	4,048
Other insurance liabilities	-	76	44	-	-	77	-	-	2	199
Liability for investment contracts	114,052	-	47,834	2	9,770	-	7,681	1,743	-	181,082
Unallocated divisible surplus	2,575	-	4,941	55	1,047	-	193	-	-	8,811
Net asset value attributable to unitholders	203	-	2,863	-	413	-	-	-	7,936	11,415
External borrowings	1,903	-	-	-	49	-	-	-	6,818	8,770
Other liabilities, including inter-segment liabilities	12,271	(1,240)	4,066	99	715	596	565	370	1,485	18,927
Liabilities of operations classified as held for sale	-	-	-	-	-	-	-	-	-	-
Total liabilities	230,665	6,358	76,628	2,509	19,930	3,747	11,352	2,113	16,259	369,561
Total equity										18,270
Total equity and liabilities										387,831

1   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.
Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.
General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.
Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.
Other
Other includes service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

B5 - Segmental information continued
(b) (i) Segmental income statement - products and services for the six month period ended 30 June 2016
	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	7,733	4,860	-	-	12,593
Premiums ceded to reinsurers	(845)	(315)	-	-	(1,160)
Premiums written net of reinsurance	6,888	4,545	-	-	11,433
Net change in provision for unearned premiums	-	(348)	-	-	(348)
Net earned premiums	6,888	4,197	-	-	11,085
Fee and commission income	638	20	139	199	996
	7,526	4,217	139	199	12,081
Net investment income/(expense)	14,905	209	(1)	51	15,164
Inter-segment revenue	-	-	119	-	119
Share of profit of joint ventures and associates	193	2	-	-	195
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	(8)	(11)	-	1	(18)
Segmental income	22,616	4,417	257	251	27,541
Claims and benefits paid, net of recoveries from reinsurers	(8,782)	(2,671)	-	-	(11,453)
Change in insurance liabilities, net of reinsurance	(5,739)	(187)	-	-	(5,926)
Change in investment contract provisions	(4,576)	-	-	-	(4,576)
Change in unallocated divisible surplus	(792)	-	-	-	(792)
Fee and commission expense	(451)	(1,102)	(17)	(84)	(1,654)
Other expenses	(976)	(261)	(206)	(628)	(2,071)
Inter-segment expenses	(113)	(6)	-	-	(119)
Finance costs	(112)	(2)	-	(181)	(295)
Segmental expenses	(21,541)	(4,229)	(223)	(893)	(26,886)
Profit/(loss) before tax	1,075	188	34	(642)	655
Tax attributable to policyholder returns	(318)	-	-	-	(318)
Profit/(loss) before tax attributable to shareholders' profits	757	188	34	(642)	337
Adjusted for:
Non-operating items	469	146	15	358	988
Operating profit/(loss) before tax attributable to shareholders' profits	1,226	334	49	(284)	1,325

1   Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £71 million, of which £29 million relates to property and liability insurance and £42 million relates to long-term business.
2   General insurance and health business segment includes gross written premiums of £646 million relating to health business. The remaining business relates to property and liability insurance.

B5 - Segmental information continued
(b) (ii) Segmental income statement - products and services for the six month period ended 30 June 2015
	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	6,494	4,564	-	-	11,058
Premiums ceded to reinsurers	(658)	(346)	-	-	(1,004)
Premiums written net of reinsurance	5,836	4,218	-	-	10,054
Net change in provision for unearned premiums	-	(222)	-	-	(222)
Net earned premiums	5,836	3,996	-	-	9,832
Fee and commission income	472	27	136	118	753
	6,308	4,023	136	118	10,585
Net investment income/(expense)	284	141	(2)	183	606
Inter-segment revenue	-	-	79	-	79
Share of profit of joint ventures and associates	87	1	-	-	88
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	-
Segmental income	6,679	4,165	213	301	11,358
Claims and benefits paid, net of recoveries from reinsurers	(7,768)	(2,634)	-	-	(10,402)
Change in insurance liabilities, net of reinsurance	2,766	(5)	-	-	2,761
Change in investment contract provisions	(605)	-	-	-	(605)
Change in unallocated divisible surplus	743	-	-	-	743
Fee and commission expense	(609)	(1,075)	(13)	(236)	(1,933)
Other expenses	(698)	(203)	(175)	14	(1,062)
Inter-segment expenses	(74)	(5)	-	-	(79)
Finance costs	(80)	(5)	-	(186)	(271)
Segmental expenses	(6,325)	(3,927)	(188)	(408)	(10,848)
Profit/(loss) before tax	354	238	25	(107)	510
Tax attributable to policyholder returns	280	-	-	-	280
Profit/(loss) before tax attributable to shareholders' profits	634	238	25	(107)	790
Adjusted for:
Non-operating items	387	184	8	(199)	380
Operating profit/(loss) before tax attributable to shareholders' profits	1,021	422	33	(306)	1,170

1   Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £80 million, of which £37 million relates to property and liability insurance and £43 million relates to long-term business.
2   General insurance and health business segment includes gross written premiums of £630 million relating to health business. The remaining business relates to property and liability insurance.

B5 - Segmental information continued
(b) (iii) Segmental income statement - products and services for the year ended 31 December 2015 - restated1
	Long-term business £m	General insurance and health3 £m	Fund management £m	Other £m	Total £m
Gross written premiums2	13,187	8,738	-	-	21,925
Premiums ceded to reinsurers	(1,529)	(1,361)	-	-	(2,890)
Premiums written net of reinsurance	11,658	7,377	-	-	19,035
Net change in provision for unearned premiums	-	(111)	-	-	(111)
Net earned premiums	11,658	7,266	-	-	18,924
Fee and commission income	1,161	61	274	301	1,797
	12,819	7,327	274	301	20,721
Net investment income/(expense)	2,667	240	(5)	(77)	2,825
Inter-segment revenue	-	-	201	-	201
Share of profit of joint ventures and associates	177	3	-	-	180
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	1	1	-	-	2
Segmental income	15,664	7,571	470	224	23,929
Claims and benefits paid, net of recoveries from reinsurers	(16,809)	(5,176)	-	-	(21,985)
Change in insurance liabilities, net of reinsurance	6,205	476	-	-	6,681
Change in investment contract provisions	(1,487)	-	-	-	(1,487)
Change in unallocated divisible surplus	984	-	-	-	984
Fee and commission expense	(1,098)	(2,118)	(23)	(85)	(3,324)
Other expenses	(1,663)	(368)	(367)	(386)	(2,784)
Inter-segment expenses	(190)	(11)	-	-	(201)
Finance costs	(202)	(5)	-	(411)	(618)
Segmental expenses	(14,260)	(7,202)	(390)	(882)	(22,734)
Profit/(loss) before tax	1,404	369	80	(658)	1,195
Tax attributable to policyholder returns	218	-	-	-	218
Profit/(loss) before tax attributable to shareholders' profits	1,622	369	80	(658)	1,413
Adjusted for:
Non-operating items	820	396	26	33	1,275
Operating profit/(loss) before tax attributable to shareholders' profits	2,442	765	106	(625)	2,688

1   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
2   Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £146 million, of which £80 million relates to property and liability insurance and £66 million relates to long-term business.
3   General insurance and health business segment includes gross written premiums of £1,092 million relating to health business. The remaining business relates to property and liability insurance.

B5 - Segmental information continued
(c) (i) Segmental statement of financial position - products and services as at 30 June 2016
	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	887	1,025	-	67	1,979
Acquired value of in-force business and intangible assets	5,062	346	12	30	5,450
Interests in, and loans to, joint ventures and associates	2,167	39	-	8	2,214
Property and equipment	280	107	2	93	482
Investment property	10,479	368	-	259	11,106
Loans	24,135	170	-	-	24,305
Financial investments	270,739	10,527	32	7,162	288,460
Deferred acquisition costs	1,729	976	4	-	2,709
Other assets	56,016	9,680	901	6,755	73,352
Assets of operations classified as held for sale	13,738	455	-	-	14,193
Total assets	385,232	23,693	951	14,374	424,250
Gross insurance liabilities	132,840	15,137	-	-	147,977
Gross liabilities for investment contracts	186,006	-	-	-	186,006
Unallocated divisible surplus	9,624	-	-	-	9,624
Net asset value attributable to unitholders	3,221	-	-	9,824	13,045
External borrowings	1,872	-	-	7,809	9,681
Other liabilities, including inter-segment liabilities	20,694	1,416	455	2,425	24,990
Liabilities of operations classified as held for sale	13,221	395	-	-	13,616
Total liabilities	367,478	16,948	455	20,058	404,939
Total equity					19,311
Total equity and liabilities					424,250

(c) (ii) Segmental statement of financial position - products and services as at 30 June 2015 - restated1
	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	853	1,030	-	40	1,923
Acquired value of in-force business and intangible assets	5,738	285	22	34	6,079
Interests in, and loans to, joint ventures and associates	1,570	32	-	3	1,605
Property and equipment	252	93	1	44	390
Investment property	10,941	256	-	370	11,567
Loans	23,920	201	-	-	24,121
Financial investments	260,499	10,634	25	3,653	274,811
Deferred acquisition costs	1,485	843	6	-	2,334
Other assets	53,040	6,589	629	7,497	67,755
Assets of operations classified as held for sale	-	9	-	-	9
Total assets	358,298	19,972	683	11,641	390,594
Gross insurance liabilities	129,766	13,522	-	-	143,288
Gross liabilities for investment contracts	179,390	-	-	-	179,390
Unallocated divisible surplus	8,815	-	-	-	8,815
Net asset value attributable to unitholders	4,362	-	-	6,366	10,728
External borrowings	1,995	-	-	7,595	9,590
Other liabilities, including inter-segment liabilities	17,556	(814)	329	3,872	20,943
Liabilities of operations classified as held for sale	-	2	-	-	2
Total liabilities	341,884	12,710	329	17,833	372,756
Total equity					17,838
Total equity and liabilities					390,594

1   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

B5 - Segmental information continued
(c) (iii) Segmental statement of financial position - products and services as at 31 December 2015 - restated1
	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	862	1,035	-	58	1,955
Acquired value of in-force business and intangible assets	5,369	309	15	38	5,731
Interests in, and loans to, joint ventures and associates	1,878	34	-	7	1,919
Property and equipment	299	95	1	54	449
Investment property	10,582	335	-	384	11,301
Loans	22,292	141	-	-	22,433
Financial investments	258,995	10,280	23	4,919	274,217
Deferred acquisition costs	1,604	812	5	-	2,421
Other assets	52,844	7,315	769	6,477	67,405
Assets of operations classified as held for sale	-	-	-	-	-
Total assets	354,725	20,356	813	11,937	387,831
Gross insurance liabilities	127,050	13,506	-	-	140,556
Gross liabilities for investment contracts	181,082	-	-	-	181,082
Unallocated divisible surplus	8,811	-	-	-	8,811
Net asset value attributable to unitholders	3,479	-	-	7,936	11,415
External borrowings	1,857	-	-	6,913	8,770
Other liabilities, including inter-segment liabilities	15,397	(307)	346	3,491	18,927
Liabilities of operations classified as held for sale	-	-	-	-	-
Total liabilities	337,676	13,199	346	18,340	369,561
Total equity					18,270
Total equity and liabilities					387,831

1   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

B6 - Tax
This note analyses the tax charge for the period and explains the factors that affect it.
(a) Tax charged/(credited) to the income statement
(i)   The total tax charge/(credit) comprises:
	6 months 2016 £m	6 months 2015 £m	Restated1 Full Year 2015 £m
Current tax
For the period	602	284	500
Prior period adjustments	(6)	(20)	(68)
Total current tax	596	264	432
Deferred tax
Origination and reversal of temporary differences	(131)	(274)	(222)
Changes in tax rates or tax laws	(11)	-	(82)
Write back of deferred tax assets	-	(25)	(30)
Total deferred tax	(142)	(299)	(334)
Total tax charged/(credited) to income statement	454	(35)	98

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

(ii)  The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Ireland and Singapore insurance policyholder returns is included in the tax charge/(credit). The tax charge attributable to policyholders' returns included in the charge/(credit) above is £318 million (HY15: £280 million credit; FY15: £218 million credit).
(iii) The tax charge/(credit) can be analysed as follows:
	6 months 2016 £m	6 months 2015 £m	Restated1 Full Year 2015 £m
UK tax	312	(234)	(289)
Overseas tax	142	199	387
	454	(35)	98

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

(b) Tax charged/(credited) to other comprehensive income
(i)   The total tax charge/(credit) comprises:
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Current tax
In respect of pensions and other post-retirement obligations	(16)	(36)	(44)
In respect of foreign exchange movements	22	(13)	(7)
	6	(49)	(51)
Deferred tax
In respect of pensions and other post-retirement obligations	185	(35)	(49)
In respect of fair value gains on owner-occupied properties	1	-	-
In respect of unrealised gains/(losses) on investments	9	(6)	(6)
	195	(41)	(55)
Total tax charged/(credited) to other comprehensive income	201	(90)	(106)

(ii) The tax charge attributable to policyholders' returns included above is £nil (HY15: £nil; FY15 £nil).

B6 - Tax continued
(c) Tax credited to equity
Tax credited directly to equity in the period in respect of coupon payments on the direct capital instrument and tier 1 notes amounted to £5 million (HY15: £4 million; FY15: £15 million).
(d) Tax reconciliation
The tax on the Group's profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:
	Shareholder £m	Policyholder £m	6 months 2016 £m	Shareholder £m	Policyholder £m	6 months 2015 £m	Shareholder £m	Policyholder £m	Restated1 Full Year 2015 £m
Total profit/(loss) before tax	337	318	655	790	(280)	510	1,413	(218)	1,195

Tax calculated at standard UK corporation tax rate of 20.00% (2015: 20.25%)	67	64	131	160	(57)	103	286	(44)	242
Reconciling items
Different basis of tax - policyholders	-	254	254	-	(223)	(223)	-	(174)	(174)
Adjustment to tax charge in respect of prior periods	(1)	-	(1)	1	-	1	(46)	-	(46)
Non-assessable income and items not taxed at the full statutory rate	9	-	9	21	-	21	19	-	19
Non-taxable loss/(profit) on sale of subsidiaries and associates	2	-	2	-	-	-	1	-	1
Disallowable expenses	26	-	26	28	-	28	67	-	67
Different local basis of tax on overseas profits	50	-	50	62	-	62	126	-	126
Change in future local statutory tax rates	(11)	-	(11)	-	-	-	(82)	-	(82)
Movement in deferred tax not recognised	(1)	-	(1)	(26)	-	(26)	(52)	-	(52)
Tax effect of profit from joint ventures and associates	-	-	-	(6)	-	(6)	(6)	-	(6)
Other	(5)	-	(5)	5	-	5	3	-	3
Total tax charged/(credited) to income statement	136	318	454	245	(280)	(35)	316	(218)	98

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

The tax charge/(credit) attributable to policyholders' returns is removed from the Group's total profit before tax in arriving at the Group's profit before tax attributable to shareholders' profits. As the net of tax profit attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax profit/(loss) attributable to policyholders is an amount equal and opposite to the tax charge/(credit) attributable to policyholders included in the total tax charge. The difference between the policyholder tax charge/(credit) and the impact of this item in the tax reconciliation can be explained as follows:
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Tax attributable to policyholder returns	318	(280)	(218)
UK corporation tax at a rate of 20.00% (2015: 20.25%) in respect of the policyholder tax deduction	(64)	57	44
Different basis of tax - policyholders per tax reconciliation	254	(223)	(174)

Finance (No 2) Act 2015 introduced legislation reducing the rate of corporation tax from 20% at 1 April 2016 to 19% from 1 April 2017 and to 18% from 1 April 2020. These reduced rates were used in the calculation of the UK's deferred tax assets and liabilities as at 31 December 2015 and 30 June 2016. On 16 March 2016, the UK government announced that the rate of corporation tax will be further reduced to 17% from 1 April 2020. A 1% reduction in the rate applied to the UK deferred tax liability at 30 June 2016 would reduce the liability by approximately £48 million.

B7 - Earnings per share
(a) Basic earnings per share
(i)   The profit attributable to ordinary shareholders is:
	6 months 2016			6 months 2015			Restated1 Full Year 2015
	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit before tax attributable to shareholders' profits	1,325	(988)	337	1,170	(380)	790	2,688	(1,275)	1,413
Tax attributable to shareholders' profit	(323)	187	(136)	(304)	59	(245)	(603)	287	(316)
Profit for the period	1,002	(801)	201	866	(321)	545	2,085	(988)	1,097
Amount attributable to non-controlling interests	(67)	(4)	(71)	(82)	1	(81)	(152)	(9)	(161)
Cumulative preference dividends for the period	(9)	-	(9)	(9)	-	(9)	(17)	-	(17)
Coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax)	(21)	-	(21)	(14)	-	(14)	(57)	-	(57)
Profit attributable to ordinary shareholders	905	(805)	100	761	(320)	441	1,859	(997)	862

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
(ii) Basic earnings per share is calculated as follows:
	6 months 2016			6 months 2015			Restated1 Full Year 2015
	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p
Operating profit attributable to ordinary shareholders	1,325	905	22.4	1,170	761	22.1	2,688	1,859	49.7
Non-operating items:
Investment return variances and economic assumption changes on long-term business	6	(2)	-	(75)	(59)	(1.7)	14	(37)	(1.0)
Short-term fluctuation in return on investments backing non-long-term business	(338)	(267)	(6.6)	166	132	3.9	(84)	(62)	(1.7)
Economic assumption changes on general insurance and health business	(123)	(98)	(2.4)	(54)	(43)	(1.3)	(100)	(80)	(2.1)
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	(22)	(22)	(0.6)	(22)	(22)	(0.6)
Amortisation and impairment of intangibles	(92)	(68)	(1.7)	(61)	(47)	(1.4)	(155)	(121)	(3.2)
Amortisation and impairment of acquired value of in-force business	(318)	(270)	(6.7)	(162)	(136)	(4.0)	(498)	(376)	(10.1)
(Loss)/profit on disposal and remeasurement of subsidiaries, joint ventures and associates	(18)	(18)	(0.4)	-	-	-	2	2	0.1
Integration and restructuring costs and other	(105)	(82)	(2.1)	(172)	(145)	(4.2)	(432)	(301)	(8.0)
Profit attributable to ordinary shareholders	337	100	2.5	790	441	12.8	1,413	862	23.1

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
2    DCI includes the direct capital instrument and tier 1 notes.
(iii) The calculation of basic earnings per share uses a weighted average of 4,046 million (HY15: 3,437 million; FY15: 3,741 million) ordinary shares in issue, after deducting treasury shares. The actual number of shares in issue at 30 June 2016 was 4,058 million (HY15: 4,046 million; FY15: 4,048 million) and 4,051 million (HY15: 4,040 million; FY15: 4,042 million) excluding treasury shares.

B7 - Earnings per share continued
(b) Diluted earnings per share
(i)   Diluted earnings per share is calculated as follows:
	6 months 2016			6 months 2015			Restated1 Full Year 2015
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit attributable to ordinary shareholders	100	4,046	2.5	441	3,437	12.8	862	3,741	23.1
Dilutive effect of share awards and options	-	39	(0.1)	-	43	(0.1)	-	39	(0.3)
Diluted earnings per share	100	4,085	2.4	441	3,480	12.7	862	3,780	22.8

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

(ii)  Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:
	6 months 2016			6 months 2015			Restated1 Full Year 2015
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	905	4,046	22.4	761	3,437	22.1	1,859	3,741	49.7
Dilutive effect of share awards and options	-	39	(0.2)	-	43	(0.2)	-	39	(0.5)
Diluted operating profit per share	905	4,085	22.2	761	3,480	21.9	1,859	3,780	49.2

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

B8 - Dividends and appropriations
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Ordinary dividends declared and charged to equity in the period
Final 2015 - 14.05 pence per share, paid on 17 May 2016	570	-	-
Final 2014 - 12.25 pence per share, paid on 15 May 2015	-	362	362
Interim 2015 - 6.75 pence per share, paid on 17 November 2015	-	-	273
	570	362	635
Preference dividends declared and charged to equity in the period	9	9	17
Coupon payments on direct capital instrument and tier 1 notes	26	18	72
	605	389	724

Subsequent to 30 June 2016, the directors declared an interim dividend for 2016 of 7.42 pence per ordinary share (HY15: 6.75 pence), amounting to £301 million (HY15: £273 million) in total. The dividend will be paid on 17 November 2016 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2016.
Interest on the direct capital instrument and tier 1 notes is treated as an appropriation of retained profits and, accordingly, is accounted for when paid. Tax relief is obtained at a rate of 20.00% (2015: 20.25%).

B9 - Insurance liabilities
(a) Carrying amount
(i) Insurance liabilities (gross of reinsurance) at 30 June/31 December comprised:
	30 June 2016			Restated1 30 June 2015			Restated1 31 December 2015
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	55,145	-	55,145	51,094	-	51,094	50,558	-	50,558
Unit-linked non-participating	15,031	-	15,031	15,776	-	15,776	14,768	-	14,768
Other non-participating	65,172	-	65,172	61,183	-	61,183	60,022	-	60,022
	135,348	-	135,348	128,053	-	128,053	125,348	-	125,348
Outstanding claims provisions	1,980	7,780	9,760	1,713	7,047	8,760	1,702	7,063	8,765
Provision for claims incurred but not reported	-	2,851	2,851	-	2,299	2,299	-	2,383	2,383
	1,980	10,631	12,611	1,713	9,346	11,059	1,702	9,446	11,148
Provision for unearned premiums	-	4,723	4,723	-	4,166	4,166	-	4,048	4,048
Provision arising from liability adequacy tests	-	12	12	-	11	11	-	12	12
Total	137,328	15,366	152,694	129,766	13,523	143,289	127,050	13,506	140,556
Less: Amounts classified as held for sale	(4,488)	(229)	(4,717)	-	(1)	(1)	-	-	-
	132,840	15,137	147,977	129,766	13,522	143,288	127,050	13,506	140,556

1    Restated following a reclassification from participating to other non-participating long-term business provisions in the UK of £3,635 million at HY15 and £3,317 million at FY15.

(ii) Change in insurance liabilities recognised as an expense
The purpose of the following table is to reconcile the change in insurance liabilities, net of reinsurance, shown in the income statement, to the change in insurance liabilities recognised as an expense in the relevant movement tables in this note. The components of the reconciliation are the change in provision for outstanding claims on long-term business (which is not included in a separate movement table), and the unwind of discounting on general insurance reserves (which is included within finance costs in the income statement). For general insurance and health business, the change in the provision for unearned premiums is not included in the reconciliation as, within the income statement, this is included within earned premiums.
30 June 2016	Gross £m	Reinsurance £m	Net £m
Long-term business
Change in long-term business provisions (note B9(b))	6,144	(564)	5,580
Change in provision for outstanding claims	171	(12)	159
	6,315	(576)	5,739
General insurance and health
Change in insurance liabilities (note B9(c))	498	(310)	188
Less: Unwind of discount on GI reserves and other	(5)	4	(1)
	493	(306)	187
Total change in insurance liabilities	6,808	(882)	5,926

30 June 2015	Gross £m	Reinsurance £m	Net £m
Long-term business
Change in long-term business provisions (note B9(b))	(2,809)	(184)	(2,993)
Change in provision for outstanding claims	226	1	227
	(2,583)	(183)	(2,766)
General insurance and health
Change in insurance liabilities (note B9(c))	(126)	133	7
Less: Unwind of discount on GI reserves and other	(5)	3	(2)
	(131)	136	5
Total change in insurance liabilities	(2,714)	(47)	(2,761)

31 December 2015	Gross £m	Reinsurance1 £m	Net £m
Long-term business
Change in long-term business provisions (note B9(b))	(6,640)	252	(6,388)
Change in provision for outstanding claims	179	4	183
	(6,461)	256	(6,205)
General insurance and health
Change in insurance liabilities (note B9(c))	29	(504)	(475)
Less: Unwind of discount on GI reserves and other	(10)	9	(1)
	19	(495)	(476)
Total change in insurance liabilities	(6,442)	(239)	(6,681)

1    The change in reinsurance assets for general insurance and health business includes the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks.

B9 - Insurance liabilities continued
(b) Movements in long-term business liabilities
The following movements have occurred in the long-term business provisions (gross of reinsurance) during the period:
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Carrying amount at 1 January	125,348	98,110	98,110
Provisions in respect of new business	2,596	1,994	4,059
Expected change in existing business provisions	(3,778)	(3,430)	(8,180)
Variance between actual and expected experience	942	738	428
Impact of operating assumption changes	(125)	(28)	(735)
Impact of economic assumption changes	6,529	(2,119)	(2,242)
Other movements	(20)	36	30
Change in liability recognised as an expense (note B9 a(ii))	6,144	(2,809)	(6,640)
Effect of portfolio transfers, acquisitions and disposals1	-	35,105	35,099
Foreign exchange rate movements	3,861	(2,353)	(1,221)
Other movements	(5)	-	-
Carrying amount at 30 June/31 December	135,348	128,053	125,348

1    The movement during 2015 primarily relates to Friends Life, as at the acquisition date.
(c) Movements in general insurance and health liabilities
The following changes have occurred in the general insurance and health claims provisions (gross of reinsurance) during the period:
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Carrying amount at 1 January	9,446	9,876	9,876
Impact of changes in assumptions	239	31	115
Claim losses and expenses incurred in the current period	3,266	2,845	5,889
Decrease in estimated claim losses and expenses incurred in prior periods	(179)	(231)	(463)
Incurred claims losses and expenses	3,326	2,645	5,541
Less:
Payments made on claims incurred in the current period	(1,260)	(1,339)	(3,153)
Payments made on claims incurred in prior periods	(1,716)	(1,559)	(2,650)
Recoveries on claim payments	143	122	281
Claims payments made in the period, net of recoveries	(2,833)	(2,776)	(5,522)
Unwind of discounting	5	5	10
Changes in claims reserve recognised as an expense (note B9 a(ii))	498	(126)	29
Effect of portfolio transfers, acquisitions and disposals	(38)	(2)	(64)
Foreign exchange rate movements	725	(402)	(395)
Carrying amount at 30 June/31 December	10,631	9,346	9,446

B10 - Liability for investment contracts
(a) Carrying amount
The liability for investment contracts (gross of reinsurance) at 30 June/31 December comprised:
	30 June 2016 £m	Restated1 30 June 2015 £m	Restated1 Full Year 2015 £m
Long-term business
Participating contracts	87,709	76,038	78,048
Non-participating contracts at fair value	105,952	103,352	103,034
Total	193,661	179,390	181,082
Less: Amounts classified as held for sale	(7,655)	-	-
	186,006	179,390	181,082

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.
(b) Movements in participating investment contracts
The following movements have occurred in the provisions (gross of reinsurance) during the period:
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Carrying amount at 1 January	78,048	67,232	67,232
Provisions in respect of new business	2,332	1,937	3,710
Expected change in existing business provisions	(2,176)	(1,776)	(4,219)
Variance between actual and expected experience	1,011	1,287	1,590
Impact of operating assumption changes	-	(2)	43
Impact of economic assumption changes	236	(50)	97
Other movements	(5)	(16)	49
Change in liability recognised as an expense1	1,398	1,380	1,270
Effect of portfolio transfers, acquisitions and disposals2	-	12,245	12,245
Foreign exchange rate movements	6,992	(4,819)	(2,699)
Other movements3	1,271	-	-
Carrying amount at 30 June/31 December	87,709	76,038	78,048

1    Total interest expense for participating investment contracts recognised in profit or loss is £2,082 million (HY15: £1,751 million, FY15: £1,931 million).
2    The movement during 2015 relates to the acquisition of Friends Life.
3    Other movements during 2016 comprise liabilities in the UK of £1,271 million reclassified from non-participating investment contracts.
(c) Movements in non-participating investment contracts
The following movements have occurred in the provisions (gross of reinsurance) during the period:
	6 months 2016 £m	Restated1 6 months 2015 £m	Restated1 Full Year 2015 £m
Carrying amount at 1 January	103,034	49,922	49,922
Provisions in respect of new business	1,455	1,744	2,644
Expected change in existing business provisions	(1,775)	(1,594)	(2,726)
Variance between actual and expected experience	3,660	(2,476)	(2,906)
Impact of operating assumption changes	-	-	32
Impact of economic assumption changes	1	-	3
Other movements	(2)	2	38
Change in liability	3,339	(2,324)	(2,915)
Effect of portfolio transfers, acquisitions and disposals2	-	56,404	56,401
Foreign exchange rate movements	850	(650)	(374)
Other movements3	(1,271)	-	-
Carrying amount at 30 June/31 December	105,952	103,352	103,034

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.
2    The movement during 2015 primarily relates to the acquisition of Friends Life.
3    Other movements during 2016 comprise liabilities in the UK of £1,271 million reclassified to participating investment contracts.
For non-participating investment contracts, deposits collected and amounts withdrawn are not shown on the income statement, but are accounted for directly through the statement of financial position as an adjustment to the gross liabilities for investment contracts. The associated change in investment contract provisions shown on the income statement consists of the attributed investment return. Participating investment contracts are treated consistently with insurance contracts with the change in investment contract provisions primarily consisting of the movement in participating investment contract liabilities (net of reinsurance) over the reporting period.

B11 - Reinsurance assets
The reinsurance assets at 30 June/31 December comprised:
	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Long-term business
Insurance contracts	5,712	5,405	5,018
Participating investment contracts	12	13	11
Non-participating investment contracts1,2	15,859	13,773	13,967
	21,583	19,191	18,996
Outstanding claims provisions	66	39	38
	21,649	19,230	19,034
General insurance and health
Outstanding claims provisions3	1,055	725	988
Provisions for claims incurred but not reported3	911	223	607
	1,966	948	1,595
Provisions for unearned premiums	340	254	289
	2,306	1,202	1,884
	23,955	20,432	20,918
Less: Amounts classified as held for sale	(972)	-	-
Total	22,983	20,432	20,918

1    Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk. The reinsurance assets classified as non-participating investment contracts are financial instruments measured at fair value through profit or loss.
2    Reinsurance assets in 2016 include the reclassification of £1,016 million of UK Life investments in certain life insurance funds from unit trusts and other investment vehicles (financial investments) to reinsurance assets.
3    Reinsurance assets at 31 December 2015 for General insurance and health business include the impact of the £659 million reinsurance asset recognised on completion of an outward reinsurance contract by the UK general insurance business, which provides significant protection against claims volatility from mesothelioma, industrial deafness and other long tail risks. The reinsurance assets at 30 June 2016 for General Insurance and health business also include recoveries expected in respect of the Alberta fires in Canada.
B12 - Effect of changes in assumptions and estimates during the period
This disclosure only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.
	Effect on profit 6 months 2016 £m	Effect on profit 6 months 2015 £m	Effect on profit Full Year 2015 £m
Assumptions
Long-term insurance business
Interest rates	(4,269)	1,798	2,053
Expenses	-	22	248
Persistency rates	-	-	(2)
Mortality for assurance contracts	-	-	1
Mortality for annuity contracts	63	-	17
Tax and other assumptions	89	-	48
Investment contracts
Expenses	-	-	(4)
General insurance and health business
Change in discount rate assumptions	(123)	(54)	(100)
Change in expense ratio and other assumptions	-	-	1
Total	(4,240)	1,766	2,262

The impact of interest rates on long-term business relates primarily to annuities in the UK (including any change in credit default and reinvestment risk provisions), where a decrease in the valuation interest rate, in response to decreasing risk free rates partially offset by a widening of credit spreads, has increased liabilities. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.
There has been a release of annuitant mortality reserves in the UK following the adoption of the CMI_2015 mortality improvement assumptions and a review of exposure to anti-selection, partially offset by a change in base mortality assumptions in response to revisions in the calculation of mortality exposure.
Tax and other assumptions include the profit arising from a change in estimate related to the recoverability testing of the deferred acquisition cost assets (DAC) in the UK. The allowance for risk for non-participating investment contracts and the level of prudence for insurance contracts, has been re-assessed. Any amortisation or impairment of DAC is not included in this disclosure and may be reversed in subsequent reporting periods, subject to the original amortisation profile. The profit in the period includes £28 million in the UK relating to DAC net of amortisation.
The adverse change in discount rate assumptions on general insurance and health business of £123 million (HY15: £54 million adverse) arises mainly as a result of a decrease in the real interest rates used to discount claim reserves for periodic payment orders and latent claims. Market interest rates used to discount periodic payment orders and latent claims have reduced and the estimated future inflation rate used to value periodic payment orders has been increased to be consistent with market expectations. This has, in part, been offset by a change in estimate for the interest rate used to discount periodic payment orders to allow for the illiquid nature of these liabilities.

B13 - Unallocated divisible surplus
An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.
This note shows the movements in the UDS during the period.
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Carrying amount at 1 January	8,811	9,467	9,467
Change in participating contract assets	802	(612)	(935)
Change in participating contract liabilities	(10)	34	(36)
Other movements	-	(165)	(13)
Change in liability recognised as an expense	792	(743)	(984)
Effect of portfolio transfers, acquisition and disposals1	-	724	724
Foreign exchange rate movements	873	(633)	(396)
Carrying amount at 30 June/31 December	10,476	8,815	8,811
Less: Amounts classified as held for sale	(852)	-	-
	9,624	8,815	8,811

1    The movement during 2015 relates to the acquisition of Friends Life.
The amount of UDS at 30 June 2016 has increased to £10.5 billion including amounts classified as held for sale, and £9.6 billion excluding amounts classified as held for sale (HY15: £8.8 billion, FY15: £8.8 billion). The increase is mainly due to the decrease in Eurozone corporate and government bond yields during the period and the weakening of sterling against the euro.

B14 - Borrowings
The Group's borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values of each type.
(a) Analysis of total borrowings:
Total borrowings comprise:
	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Core structural borrowings, at amortised cost	7,809	7,593	6,912
Operational borrowings, at amortised cost	566	695	550
Operational borrowings, at fair value	1,306	1,302	1,308
	1,872	1,997	1,858
Total	9,681	9,590	8,770

(b) Core structural borrowings
The carrying amounts of these borrowings are:
	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Subordinated debt
6.125% £700 million subordinated notes 2036	693	692	693
5.70% €500 million undated subordinated notes	-	354	-
6.125% £800 million undated subordinated notes	795	794	795
6.292% £268 million undated STICS	-	268	-
6.875% £600 million subordinated notes 2058	594	594	594
6.875% €500 million subordinated notes 2018	415	353	368
12.00% £162 million subordinated notes 2021	219	229	221
8.25% £500 million subordinated notes 2022	607	623	615
6.625% £450 million subordinated notes 2041	447	447	447
8.25% $400 million subordinated notes 2041	298	251	269
7.875% $575 million undated subordinated notes	463	422	430
6.125% €650 million subordinated notes 2043	538	458	477
3.875% €700 million subordinated notes 2044	577	492	512
5.125% £400 million subordinated notes 2050	394	394	394
3.375% €900 million subordinated notes 2045	738	628	654
4.50% C$450 million subordinated notes 2021	256	-	-
	7,034	6,999	6,469
Debenture loans
9.5% guaranteed bonds 2016	-	200	-
Commercial paper	815	450	485
	7,849	7,649	6,954
Less: Amount held by Group companies	(40)	(56)	(42)
Total	7,809	7,593	6,912

On 9 May 2016 Aviva plc issued C$450 million of subordinated debt which qualifies as tier 3 capital under current regulatory rules. The instrument was issued at 99.646% of the nominal amount and bears interest at 4.50% per annum. Maturity is on 10 May 2021.
(c) Operational borrowings
The carrying amounts of these borrowings are:
	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Amounts owed to financial institutions
Loans	566	695	550
Securitised mortgage loan notes
UK lifetime mortgage business	1,306	1,302	1,308
Total	1,872	1,997	1,858

B15 - Pension obligations and other provisions
(a)  Carrying amounts
(i) Provisions in the condensed consolidated statement of financial position
In the condensed consolidated statement of financial position, provisions include pension scheme deficits and comprise:
	30 June 2016	30 June 2015	31 December 2015
	£m	£m	£m
Total IAS 19 obligations to the main staff pension schemes	786	825	686
Deficits in other staff pension schemes	52	42	46
Total IAS 19 obligations to staff pension schemes	838	867	732
Restructuring provisions	170	156	166
Other provisions	476	592	518
Total	1,484	1,615	1,416

(ii) Pension obligations
The assets and liabilities of the Group's material defined benefit schemes as at 30 June/31 December are shown below.
	30 June 2016	30 June 2015	31 December 2015
	£m	£m	£m
Total fair value of assets	19,726	17,062	16,707
Present value of scheme liabilities	(16,399)	(14,812)	(14,324)
Net surplus in the schemes	3,327	2,250	2,383
Less: consolidation elimination for non-transferable Group insurance policy1	(605)	(606)	(546)
Net IAS 19 surplus in the schemes	2,722	1,644	1,837

Surplus included in other assets	3,508	2,469	2,523
Deficits included in provisions	(786)	(825)	(686)
Net IAS 19 surplus in the schemes	2,722	1,644	1,837

1   As at 30 June 2016, the scheme assets in the Friends Provident Pension Scheme include an insurance policy of £605 million (30 June 2015: £606 million, 31 December 2015: £546 million) issued by a Group company that is not transferable under IAS 19 and consequently is eliminated from the IAS 19 net surplus balance. The IAS 19 fair value of scheme assets at 30 June 2016, excluding this policy is £19,121 million (30 June 2015: £16,456 million, 31 December 2015: £16,161 million).

(b)  Movements in the schemes' surpluses and deficits
Movements in the pension schemes' surpluses and deficits comprise:
	6 months 2016	6 months 2015	Full Year 2015
	£m	£m	£m
Net IAS 19 surplus in the schemes at 1 January	1,837	2,304	2,304

Past service costs - amendments	(1)	(1)	1
Administrative expenses1	(7)	(12)	(15)
Total pension cost charged to net operating expenses	(8)	(13)	(14)
Net interest credited/(charged) to investment income /(finance costs)2	37	41	80
Total recognised in income statement	29	28	66

Remeasurements:
Actual return on these assets	3,090	113	99
Less: Interest income on scheme assets	(298)	(290)	(584)
Return on scheme assets excluding amounts in interest income	2,792	(177)	(485)
(Losses)/gains from change in financial assumptions	(2,022)	(166)	234
Gains from change in demographic assumptions	-	-	3
Experience gains	6	5	13
Total remeasurements recognised in other comprehensive income	776	(338)	(235)

Acquisitions - gross surplus3	-	68	68
Acquisitions - consolidation elimination for non-transferable Group insurance policy3	-	(631)	(631)
Acquisitions - net deficit	-	(563)	(563)
Employer contributions	123	183	240
Foreign exchange rate movements	(43)	30	25
Net IAS 19 surplus in the schemes at 30 June/31 December	2,722	1,644	1,837

1   Administrative expenses are expensed as incurred.
2   Net interest income of £48 million (HY15: £50 million, FY15: £105 million) has been credited to investment income and net interest expense of £11 million (HY15: £9 million, FY15: £25 million) has been charged to finance costs in HY16.
3   The gross surplus of £68 million on acquisition in 2015 relates to Friends Life. As the Friends Provident Pension scheme assets included an insurance policy of £631 million at acquisition date, issued by a Group company that is not transferable under IAS 19, it is eliminated from the scheme assets.

The increase in the surplus during the period is primarily due to remeasurements recognised in other comprehensive income which reflect increased asset values mainly driven by a reduction in interest rates in the UK partly offset by an increase in the defined benefit obligation following a decrease in the UK discount rate.

B16 - Related party transactions
During the period, there have been no changes in the nature of the related party transactions from those described in the Group's annual report and accounts for the year ended 31 December 2015. There were no transactions with related parties that had a material effect on the result for the period ended 30 June 2016, 30 June 2015 or 31 December 2015.
B17 - Fair value
This note explains the methodology for valuing our assets and liabilities measured at fair value, and for fair value disclosures. It also provides an analysis of these according to a 'fair value hierarchy', determined by the market observability of valuation inputs.
(a) Basis for determining fair value hierarchy
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the 'fair value hierarchy' described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1
Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets and liabilities that the entity can access at the measurement date.
Level 2
Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:
●  Quoted prices for similar assets and liabilities in active markets.
●  Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.
●  Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads).
●  Market-corroborated inputs.

Where we use broker quotes and no information as to the observability of inputs is provided by the broker, the investments are classified as follows:
●  Where the broker price is validated by using internal models with market observable inputs and the values are similar, we classify the investment as Level 2.
●  In circumstances where internal models are not used to validate broker prices, or the observability of inputs used by brokers is unavailable, the investment is classified as Level 3.

Level 3
Inputs to Level 3 fair values are unobservable inputs for the asset or liability. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset or liability. Examples are investment properties, certain private equity investments and private placements.
The majority of the Group's assets and liabilities measured at fair value are based on quoted market information or observable market data. 15.9% of assets and 4.7% of liabilities measured at fair value are based on estimates and recorded as Level 3. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.
(b)  Changes to valuation technique
There were no changes in the valuation techniques during the period compared to those described in the 2015 annual report and accounts.

B17 - Fair value continued
(c) Comparison of the carrying amount and fair values of financial instruments
Set out below is a comparison of the carrying amounts and fair values of financial assets and liabilities, excluding those classified as held for sale. These amounts may differ where the asset or liability is carried on a measurement basis other than fair value, e.g. amortised cost.
	30 June 2016		30 June 2015		31 December 2015
	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount
	£m	£m	£m	£m	£m	£m
Financial assets
Loans1	24,259	24,305	23,954	24,121	22,307	22,433
Financial Investments	288,460	288,460	274,811	274,811	274,217	274,217
Fixed maturity securities	173,798	173,798	162,146	162,146	162,964	162,964
Equity securities	63,331	63,331	65,057	65,057	63,558	63,558
Other investments (including derivatives)	51,331	51,331	47,608	47,608	47,695	47,695

Financial liabilities
Non-participating investment contracts (restated)2,3	105,243	105,243	103,352	103,352	103,034	103,034
Net asset value attributable to unitholders	13,045	13,045	10,728	10,728	11,415	11,415
Borrowings1	9,866	9,681	10,052	9,590	9,091	8,770
Derivative liabilities4	8,127	8,127	3,432	3,432	3,881	3,881

1    Within the fair value, the estimated fair value has been provided for the portion of loans and borrowings that are carried at amortised cost as disclosed in note B17(d).
2    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.
3    Non-participating investment contracts are included within gross liabilities for investment contracts on the condensed consolidated statement of financial position and disclosed in note B10.
4    Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.
Fair value of the following assets and liabilities approximate to their carrying amounts:
●  Receivables
●  Cash and cash equivalents
●  Payables and other financial liabilities
●  The equivalent assets to those above, which are classified as held for sale

(d) Fair value hierarchy analysis
An analysis of assets and liabilities measured at amortised cost and fair value categorised by fair value hierarchy is given below. Financial instruments relating to operations classified as held for sale have been excluded from the individual asset and liability line items and have been disclosed separately.
	Fair value hierarchy
	Level 1	Level 2	Level 3	Sub-totalFair value	Amortised cost	Totalcarryingvalue
At 30 June 2016	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Investment Property	-	-	11,106	11,106	-	11,106
Loans	-	1,000	19,781	20,781	3,524	24,305
Financial investments measured at fair value
Fixed maturity securities	94,715	63,214	15,869	173,798	-	173,798
Equity securities	62,341	-	990	63,331	-	63,331
Other investments (including derivatives)	39,265	8,043	4,023	51,331	-	51,331
Financial assets of operations classified as held for sale	9,462	445	852	10,759	64	10,823
Total	205,783	72,702	52,621	331,106	3,588	334,694
Financial liabilities measured at fair value
Non-participating investment contracts1	101,612	300	3,331	105,243	-	105,243
Net asset value attributable to unit holders	13,022	-	23	13,045	-	13,045
Borrowings	-	809	497	1,306	8,375	9,681
Derivative liabilities2	274	5,722	2,131	8,127	-	8,127
Financial liabilities of operations classified as held for sale	705	4	-	709	-	709
Total	115,613	6,835	5,982	128,430	8,375	136,805

1    In addition to the balances in this table, included within reinsurance assets in the statement of condensed consolidated financial position and note B11 are £15,859 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.
2    Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total fair value
At 30 June 2016	£m	£m	£m	£m
Non-recurring fair value measurement1
Properties occupied by group companies	-	-	347	347
Total	-	-	347	347

1    Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

B17 - Fair value continued
	Fair value hierarchy
	Level 1	Level 2	Level 3	Sub-total Fair value	Amortised cost	Total carrying value
At 30 June 2015	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Investment Property	-	-	11,567	11,567	-	11,567
Loans	-	988	19,775	20,763	3,358	24,121
Financial investments measured at fair value
Fixed maturity securities	86,371	62,617	13,158	162,146	-	162,146
Equity securities	63,991	-	1,066	65,057	-	65,057
Other investments (including derivatives)	36,859	5,945	4,804	47,608	-	47,608
Total	187,221	69,550	50,370	307,141	3,358	310,499
Financial liabilities measured at fair value
Non-participating investment contracts (restated)1,2	100,969	473	1,910	103,352	-	103,352
Net asset value attributable to unit holders	10,682	-	46	10,728	-	10,728
Borrowings	-	850	452	1,302	8,288	9,590
Derivative liabilities3	210	2,441	781	3,432	-	3,432
Total	111,861	3,764	3,189	118,814	8,288	127,102

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.
2    In addition to the balances in this table, included within reinsurance assets in the statement of condensed consolidated financial position and note B11 are £13,773 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.
3    Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.
	Fair value hierarchy
	Level 1	Level 2	Level 3	Totalfair value
At 30 June 2015	£m	£m	£m	£m
Non-recurring fair value measurement1
Properties occupied by group companies	-	-	332	332
Total	-	-	332	332

1    Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.
	Fair value hierarchy
	Level 1	Level 2	Level 3	Sub-total Fair value	Amortised cost	Total carrying value
At 31 December 2015	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Investment Property	-	-	11,301	11,301	-	11,301
Loans	-	950	18,129	19,079	3,354	22,433
Financial investments measured at fair value
Fixed maturity securities	89,158	59,203	14,603	162,964	-	162,964
Equity securities	62,622	-	936	63,558	-	63,558
Other investments (including derivatives)	39,485	4,057	4,153	47,695	-	47,695
Total	191,265	64,210	49,122	304,597	3,354	307,951
Financial liabilities measured at fair value
Non-participating investment contracts (restated)1,2	99,368	245	3,421	103,034	-	103,034
Net asset value attributable to unit holders	11,393	-	22	11,415	-	11,415
Borrowings	-	781	527	1,308	7,462	8,770
Derivative liabilities3	304	2,484	1,093	3,881	-	3,881
Total	111,065	3,510	5,063	119,638	7,462	127,100

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.
2    In addition to the balances in this table, included within reinsurance assets in the statement of condensed consolidated financial position and note B11 are £13,967 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.
3    Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total fair value
At 31 December 2015	£m	£m	£m	£m
Non-recurring fair value measurement1
Properties occupied by group companies	-	-	337	337
Total	-	-	337	337

1    Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

B17 - Fair value continued
(e) Transfers between Levels of the fair value hierarchy
For financial instruments that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels of the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the reporting period.
Transfers between Level 1 and Level 2
During the six month period ended 30 June 2016, transfers of financial assets from Level 1 to Level 2 of £0.5 billion and transfers from Level 2 to Level 1 of £0.7 billion are primarily driven by changes in the level of market activity for certain investments funds.
Transfers to/from Level 3
Transfers out of Level 3 of £1.1 billion relate principally to debt securities held by our business in the UK, which were transferred to Level 2, as observable inputs became available or where the valuation provided by the counterparty and broker quotes are corroborated using valuation models with observable inputs.
Transfers into Level 3 of £1.4 billion includes £1.2 billion of debt securities held in the UK and France which were transferred due to the unavailability of significant observable market data or sufficiently significant differences between the valuation provided by the counterparty and broker quotes and the validation models.
(f) Valuation approach for fair value assets and liabilities classified as Level 2
Please see note B17(a) for a description of typical Level 2 inputs.
Debt securities, in line with market practice, are generally valued using an independent pricing service. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis. Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing service providers are used, a single valuation is obtained and applied. When prices are not available from pricing services, quotes are sourced from brokers.
Over the counter derivatives are valued using broker quotes or models such as the option pricing model, simulation models or a combination of models. The inputs for these models include current market and contractual prices for underlying instruments, period to maturity, correlations, yield curves and volatility of the underlying instruments which are deemed to be observable.
Unit Trusts and other investment funds included under the Other investments category are valued using net assets values which are not subject to a significant adjustment for restrictions on redemption or for a limited trading activity.
(g) Further information on Level 3 assets and liabilities:
The table below shows movement in the Level 3 assets and liabilities measured at fair value:
						Assets				Liabilities
	Investment Property	Loans	Debt securities	Equity securities	Other investments (including derivatives)	Financial assets of operations classified as held for sale	Non participating investment contracts	Net asset value attributable to unitholders	Derivative liabilities	Borrowings
At 30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening balance at 1 January 2016	11,301	18,129	14,603	936	4,153	-	(3,421)	(22)	(1,093)	(527)
Total net gains/(losses) recognised in the income statement1	38	1,043	517	51	19	(76)	104	(1)	(952)	28
Purchases	99	46	860	66	240	65	(61)	-	(107)	-
Issuances	-	1,004	4	-	-	-	(22)	-	-	-
Disposals	(604)	(272)	(590)	(85)	(421)	(12)	43	-	25	-
Settlements2	-	(171)	(5)	-	-	-	3	-	-	2
Transfers into Level 3	-	-	1,213	6	22	123	(22)	-	-	-
Transfers out of Level 3	-	-	(1,036)	(1)	(80)	(5)	51	-	-	-
Reclassification to held for sale	(40)	-	(590)	-	(36)	666	-	-	-	-
Foreign exchange rate movements	312	2	893	17	126	91	(6)	-	(4)	-
Balance at 30 June 2016	11,106	19,781	15,869	990	4,023	852	(3,331)	(23)	(2,131)	(497)

1    Total net gains/(losses) recognised in the income statement includes realised gains/(losses) on disposals.
2    Settlements include effective settlements of Group holdings.

B17 - Fair value continued
						Assets				Liabilities
	Investment Property	Loans	Debt securities	Equity securities	Other investments (including derivatives)	Financial assets of operations classified as held for sale	Non participating investment contracts	Net asset value attributable to unitholders	Derivative liabilities	Borrowings
At 30 June 2015	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening balance at 1 January 2015	8,925	17,000	11,309	159	3,066	-	-	(19)	(991)	(560)
Total net gains/(losses) recognised in the income statement1	330	(476)	15	34	164	-	-	(19)	146	19
Purchases2	3,103	376	2,723	912	2,074	-	(1,910)	(6)	(35)	-
Issuances	-	828	19	-	-	-	-	(2)	-	-
Disposals	(593)	(49)	(405)	(26)	(669)	-	-	-	97	1
Settlements3	-	(772)	(88)	-	-	-	-	-	-	88
Transfers into Level 3	-	2,868	927	1	312	-	-	-	-	-
Transfers out of Level 3	-	-	(670)	(2)	(42)	-	-	-	-	-
Foreign exchange movements	(198)	-	(672)	(12)	(101)	-	-	-	2	-
Balance at 30 June 2015	11,567	19,775	13,158	1,066	4,804	-	(1,910)	(46)	(781)	(452)

1    Total net (losses)/gains recognised in the income statement includes realised gains/(losses) on disposals.
2    Purchases include Friends Life's Level 3 assets and liabilities at the date of acquisition.
3    Settlements include effective settlements of Group holdings.
						Assets				Liabilities
	Investment Property	Loans	Debt securities	Equity securities	Other investments (including derivatives)	Financial assets of operations classified as held for sale	Non participating investment contracts	Net asset value attributable to unitholders	Derivative liabilities	Borrowings
At 31 December 2015	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening balance at 1 January 2015	8,925	17,000	11,309	159	3,066	-	-	(19)	(991)	(560)
Total net gains/(losses) recognised in the income statement1	898	(467)	172	29	236	-	42	4	26	(60)
Purchases2	3,627	-	4,909	993	2,227	-	(3,644)	(5)	(145)	-
Issuances	-	2,464	-	-	-	-	(79)	(2)	-	-
Disposals	(2,042)	(2,275)	(1,916)	(242)	(1,373)	-	253	-	16	1
Settlements3	-	(1,461)	(161)	-	-	-	69	-	-	92
Transfers into Level 3	-	2,868	1,302	6	75	-	(62)	-	-	-
Transfers out of Level 3	-	-	(624)	(2)	(22)	-	13	-	-	-
Foreign exchange rate movements	(107)	-	(388)	(7)	(56)	-	(13)	-	1	-
Balance at 31 December 2015	11,301	18,129	14,603	936	4,153	-	(3,421)	(22)	(1,093)	(527)

1    Total net gains/(losses) recognised in the income statement includes realised gains/(losses) on disposals.
2    Purchases include Friends Life's Level 3 assets and liabilities at the date of acquisition.
3    Settlements include effective settlements of Group holdings.
Total net gains recognised in the income statement in the first half of 2016 in respect of Level 3 assets measured at fair value amounted to £1,592 million (HY15: net gains of £67 million) with net losses in respect of liabilities of £821 million (HY15: net gains of £146 million). Included in this balance are £1,560 million of net gains (HY15: net losses of £6 million) attributable to those assets and £841 million net losses (HY15: net gains of £142 million) attributable to those liabilities still held at the end of the period.

The principal assets classified as Level 3, and the valuation techniques applied to them, are described below.
(i) Investment property
●  Investment property amounting to £11.1 billion (FY15: £11.3 billion) is valued in the UK at least annually by external chartered surveyors in accordance with guidance issued by The Royal Institution of Chartered Surveyors, and using estimates during the intervening period. Outside the UK, valuations are produced by external qualified professional appraisers in the countries concerned. Investment properties are valued on an income approach that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated rental value of the property. The uplift and discount rates are derived from rates implied by recent market transactions on similar properties. These inputs are deemed unobservable.

(ii) Loans
●  Commercial mortgage loans, Primary Healthcare, Infrastructure and Private Finance Initiative (PFI) loans held by our UK Life business amounting to £11.9 billion (FY15: £10.8 billion), were valued using a Portfolio Credit Risk Model (PCRM). This model calculates a Credit Risk Adjusted Value (CRAV) for each loan. The risk-adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve, and global assumptions for the liquidity premium. Loans valued using this model have been classified as Level 3 as the liquidity premium is deemed to be non-market observable. The liquidity premium used in the discount rate ranges between 100 bps to 260 bps. Furthermore, assumptions regarding property growth and rental income forecasts have been revised in light of the UK referendum vote for the UK to leave the European Union, with short term reductions of c.12% for property growth and c.6% for rental income.

B17 - Fair value continued
●  Equity release and securitised mortgage loans held by our UK Life business amounting to £7.3 billion (FY15: £6.7 billion) comprise:
-    £4.7 billion (FY15: £4.3 billion) of equity release mortgages held by our UK Life annuity business valued using an internal model. Inputs to the model include property growth rates, mortality and morbidity assumptions, cost of capital and liquidity premium which are not deemed to be market observable. Whilst the long-term property growth assumption is approximately 4% per annum, the valuation at 30 June 2016 reflects an immediate c.10% decrease in property value in light of the UK referendum vote for the UK to leave the European Union.
-    £2.6 billion (FY15: £2.4 billion) of securitised and equity release mortgages are valued using a discounted cash flow model. The inputs include liquidity risk and property risk premium which are deemed unobservable. The liquidity premium used ranges between 183 bps to 214 bps.
●  Collateralised non-recourse loans of £0.6 billion (FY15: £0.6 billion) have been valued using internally developed models incorporating a significant number of modelling assumptions including the probability of counterparty default and the expected loss in the event of counterparty default. These inputs are deemed unobservable.

(iii) Debt securities
●  Privately placed notes held by our UK Life business of £4.0 billion (FY15: £3.3 billion) have been valued using broker quotes or a discounted cash flow model using discount factors based on swap curves of similar maturity, plus internally derived spreads for credit risk. As these spreads have been deemed to be unobservable these notes have been classified as Level 3.
●  Structured bond-type and non-standard debt products held by our business in France amounting to £6.5 billion (FY15: £5.8 billion) and bonds held by our UK business of £2.5 billion (FY15: £2.2 billion) have no active market. These debt securities are valued either using counterparty or broker quotes and validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment, or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification.
●  Collateralised loan obligations of £0.4 billion (FY15: £0.4 billion) have been valued using internally developed discounted cash flow models incorporating a significant number of modelling assumptions and unobservable market data including assumptions regarding correlation among the underlying loans, a probability of default and liquidity premium.
●  Corporate debt securities held by our French business of £1.4 billion (FY15: £1.5 billion) and debt securities of £0.9 billion held by our UK and Asia businesses (FY15: £0.9 billion) which are not traded in an active market have been valued using third party or counterparty valuations. These prices are considered to be unobservable due to infrequent market transactions.

(iv) Equity securities
●  Equity securities which primarily comprise private equity holdings of £0.8 billion (FY15: £0.8 billion) held in the UK are valued by a number of third party specialists. These are valued using a range of techniques, including earnings multiples, forecast cash flows and price/earnings ratios which are deemed to be unobservable.

(v) Other investments
●  The following Other investments are valued based on external valuation reports received from fund managers:
-    Private equity investment funds amounting to £1.4 billion (FY15: £1.4 billion);
-    Other investment funds including property funds amounting to £0.9 billion (FY15: £1.0 billion);
-    External hedge funds held principally by businesses in the UK and France amounting to £0.4 billion (FY15: £0.5 billion); and
-    Discretionary managed funds held in Asia amount to £1.3 billion (FY15: £1.2 billion).
Where these valuations are at a date other than balance sheet date, as in the case of some private equity funds, we make adjustments for items such as subsequent draw-downs and distributions and the fund manager's carried interest.
Remaining Level 3 investments amount to £0.9 billion (FY15: £0.7 billion) within debt securities, equity securities and other investments mainly held by Antarius, which has been classified as held for sale (see Note B4 for further details). These investments are mainly structured bond-type and non-standard debt products in France, valued using the techniques described above.
Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. Valuations for Level 3 investments are sourced from independent third parties when available and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:
●  For third-party valuations validated against internally-modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative is determined.
●  For third-party valuations either not validated or validated against a third-party model or broker quote, the third-party valuation in its entirety is considered an unobservable input. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple or other suitable valuation multiples of the financial instrument implied by the third-party valuation. For example, for a fixed income security the implied yield would be the rate of return which discounts the security's contractual cash flows to equal the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £52.3 billion of the Group's Level 3 assets. For these Level 3 assets, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by +£1.7 billion / -£1.9 billion. Of the £0.3 billion Level 3 assets for which sensitivity analysis is not provided, it is estimated that a 10% change in valuation assumptions downwards of these assets would result in a change in fair value of approximately £30 million.

B17 - Fair value continued
(vi) Liabilities
The principal liabilities classified as Level 3, and the valuation techniques applied to them, are:
●  £3.3 billion (FY15: £3.4 billion) of non-participating investment contract liabilities are classified as Level 3, either because the underlying unit funds are classified as Level 3 assets or because the liability relates to unfunded units or other non-unit adjustments which are based on a discounted cash flow analysis using unobservable market data and assumptions.
●  Derivative liabilities of £2.1 billion (FY15: £0.9 billion) comprising over the counter derivatives such as credit default swaps and inflation swaps. These swaps are valued using either discounted cash flow models or other valuation models. Cash flows within these models may be adjusted based on assumptions reflecting the underlying credit risk and liquidity risk, these assumptions are deemed to be non-market observable.
●  £0.5 billion (FY15: £0.5 billion) of securitised mortgage loan notes, presented within Borrowings, are valued using a similar technique to the related Level 3 securitised mortgage assets.
●  Remaining Level 3 liabilities amount to £0.1 billion (FY15: £0.3 billion) and relate to a range of liabilities held by a number of businesses throughout the Group.

Where possible, the Group tests the sensitivity of the fair values of Level 3 liabilities to changes in unobservable inputs to reasonable alternatives. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple or other suitable valuation multiples of the financial instrument implied by the third-party valuation.
On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £5.8 billion of the Group's Level 3 liabilities. For these Level 3 liabilities, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by approximately ±£0.5 billion. Of the £0.2 billion Level 3 liabilities for which sensitivity analysis is not provided, it is estimated that a 10% change in valuation assumptions downwards of these assets would result in a change in fair value of approximately £20 million.

B18 - Risk management
As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of managing and maintaining financial strength and stability for our customers, shareholders and other stakeholders.
Our sustainability and financial strength are underpinned by an effective risk management process which helps us identify major risks to which we may be exposed, establish appropriate controls and take mitigating actions for the benefit of our customers and investors. The Group's risk strategy is to invest its available capital to optimise the balance between return and risk while maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital. Consequently, our risk management goals are to:
●  Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
●  Allocate capital where it will make the highest returns on a risk-adjusted basis; and
●  Meet the expectations of our customers, investors and regulators that we will maintain sufficient capital surpluses to meet our liabilities even if a number of extreme risks materialise.

Aviva's risk management framework has been designed and implemented to support these objectives. The key elements of our risk management framework comprise our risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report risks, including the use of our risk models and stress and scenario testing.
Risk environment
The first half of 2016 began with concerns over an economic slowdown in China and its impact on the global economy, which have since partially abated, and culminated in the UK referendum vote for the UK to leave the European Union (EU). The outcome of the UK referendum resulted in sterling falling to a 31 year low against the US dollar and a reduction in yields on Eurozone and UK government treasuries to all time lows. In addition, expected falls in UK property prices following the referendum result have led to higher levels of redemptions in property funds and a need to close funds to redemptions or suspend dealing. This includes two Aviva Investors managed commercial property funds. Global equity markets had their worst start to the year on record, but have since recovered, while similarly there has been a pick-up in commodity prices since the beginning of the year, albeit still well below their historical highs. Supported by accommodative monetary policy, economic growth up to June in the Eurozone, UK and US remained relatively robust, albeit below the long term average prior to the 2008 financial crisis, while price inflation has remained around zero.
Looking forward, uncertainty over the future trading arrangement the UK will be able to negotiate with the European Union is likely to weigh negatively on UK macroeconomic growth and sterling, with an uplift to UK price inflation and potential contagion impact on growth in the rest of Europe. In response, the Bank of England is expected to further loosen monetary policy, resulting in continued exceptionally low long-term UK gilt yields and providing some support for bond, equity and other asset prices. Economic and regulatory risks are likely to remain elevated for a significant period following the UK's vote to leave the EU. In particular risks arise from the prospect of UK firms being subject to EU rules with limited ability to influence their development, while changes in legislation may impact Aviva's operations. Other possible shocks to global growth in the second half of 2016 include the outcome of the US Presidential election, a Eurozone banking crisis triggered by the Italian banking sector or a further slow down in growth in China.
In the UK, the introduction in the March 2016 Budget of Lifetime Investment Savings Accounts (LISA) together with further erosion in pension contribution tax relief may be a precursor to more significant changes to UK public policy on pensions and long-term savings, which will impact the demand for our products and the types of products we offer our customers. In April 2016 the Financial Conduct Authority began a consultation on the creation of a secondary annuity market, enabling annuitants to sell their annuity income to a third party for a cash lump sum, and in May 2016 began a consultation on capping early exit pension charges. In July 2016, the Polish government announced the part nationalisation of the country's remaining private pension funds, with residual funds being transferred to private retirement accounts.
On 1 January 2016, Solvency II the new capital regime for European insurers came into effect. The Group is in the process of applying for regulator approval to extend use of its partial internal model to calculate the capital requirements to the parts of the UK business, which were formerly part of the Friends Life Group. Once UK withdrawal from the European Union is complete, the timing of which is uncertain, there may be some subsequent divergence between the capital regime for UK insurers and that of the European Union.
The International Association of Insurance Supervisors (IAIS) continues to develop the higher loss absorbency capital requirements, which will apply from January 2019, should the Group remain a Global Systemically Important Insurer (G-SII) and a global Insurance Capital Standard. The International Accounting Standards Board (IASB) aims to issue a final standard for the accounting of insurance contracts around the end of 2016 with the implementation date to be determined.
Risk profile
We continue to manage our risk profile to reflect Aviva's objective of maintaining financial strength and reducing capital volatility. The Group's capital position has remained relatively resilient to credit and equity stresses partly due to additional hedging actions taken in 2015 which were extended and expanded in the first quarter of 2016, partly in anticipation of financial market uncertainty created by the UK referendum on EU membership. In the first half of 2016 the Group significantly increased the amount of business ceded to its primary on-shore internal reinsurance mixer vehicle, Aviva International Insurance Limited (AII), with the objective of promoting greater capital efficiency and realising the benefits of group diversification of risk through lower solo capital requirements in the ceding entities.
Going forward, the Group's focus will be on increasing cash flow and capital generation, while maintaining a strong balance sheet with limited volatility and external leverage at a level commensurate with a AA financial strength rating.

B18 - Risk management continued
Material risks and uncertainties
In accordance with the requirements of the FCA Handbook (DTR 4.2.7) we provide an update here on the material risks and uncertainties facing the Group. The types of risks to which the Group is exposed have not changed significantly over the half-year to 30 June 2016 and remain credit, market, life insurance, general insurance (including health insurance), liquidity, asset management, operational and reputational risks. These risks are described below. Further detail on these risks is given within note 57 of the Aviva plc Annual Report and Accounts 2015.
(a) Credit risk
Aviva has a strong record of managing credit risk and we see credit as an area where we can make a good return for the benefit of both our policyholders and shareholders. During the first half of 2016 limits to our sovereign and corporate debt exposure to Greece, Italy, Portugal and Spain, which have benefitted from an increase in market values and depreciation of sterling against the euro, remained in place. We have in place a comprehensive group-wide reporting system that consolidates credit exposures across geographies, business lines and exposure types. We have a robust framework of limits and controls to diversify the portfolio and enable the early identification of potential issues. Refer to section D.3.3.5 of this report for details of our sovereign exposures to Greece, Ireland, Portugal, Spain and Italy.
During the first half of 2016 the credit rating profile of our debt securities portfolio has remained strong, and the average rating has risen slightly in line with the general market's rating agency upgrades. At 30 June 2016, the proportion of our shareholder debt securities that are investment grade has increased slightly to 93.2% (31 December 2015: 92.9%). Of the remaining 6.8% of shareholder debt securities that do not have an external rating of BBB or higher 84% are not rated by the major rating agencies. However, most of these are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality.
Revised expectations of future property prices and rental income in light of the UK referendum vote for the UK to leave the European Union have adversely impacted the valuation of the Group's UK mortgage portfolio by c.£250 million.
The Group continues to hold a series of macro credit hedges to reduce the overall credit risk exposure.
(b) Market risk
We continue to limit our direct equity exposure. A rolling central equity hedging strategy remains in place to help control the Group's overall direct and indirect exposure to equities. At 30 June 2016 the Group continues to hold a series of macro equity hedges to reduce the overall shareholder equity risk exposure.
We have a limited appetite for interest rate risk as we do not believe it is currently adequately rewarded. Our conservative and disciplined approach to asset and liability management and pricing limit our exposure to interest rate and guarantee risk. Asset and liability durations across the Group are generally well matched and actions have been taken to manage guarantee risk in the current low interest rate environment. In particular, a key objective is to match the duration and expected cash flows of our annuity liabilities with assets of the same duration and cash flow. These assets include corporate bonds, residential mortgages and commercial mortgages. Should they default before maturity, it is assumed that the Group can reinvest in assets of a similar risk and return profile, which is subject to market conditions. Interest rate hedges are used to manage asymmetric interest rate exposures in some of our life insurance businesses as well as an efficient way to manage cash flow and duration matching (the most material examples relate to guaranteed annuity exposures in both UK and Ireland). These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.
At a Group level we actively seek to manage currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forwards to provide certainty regarding the sterling value to be received by the Group. Hedges have also been used to protect the Group's capital against a significant depreciation in local currency versus sterling. At 30 June 2016 the Group had in place Canadian dollar hedges with notional values of £0.45 billion.
(c) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form or that can easily be turned into cash.
The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient liquid financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. The Group centre's main sources of liquidity are liquid assets held within Aviva plc, Aviva Group Holdings Limited (AGH) and Friends Life Holdings plc, and dividends received from the Group's insurance and asset management businesses. Sources of liquidity in normal markets also include a variety of short and long-term instruments including commercial papers and medium and long-term debt. In addition to the existing liquid resources and expected inflows, the Group and Company maintain significant undrawn committed borrowing facilities (30 June 2016: £1.65 billion) from a range of leading international banks to further mitigate this risk.

B18 - Risk management continued
(d) Life insurance risk
The profile of our life insurance risks, primarily longevity, persistency, mortality and expense risk, has remained stable in the first half of 2016. The continuing reduction in individual annuity new business volumes, since the end to compulsory annuitisation in April 2015, compounded by record low annuity rates resulting from exceptionally low long term interest rates, will reduce our longevity risk exposure over the longer term to the extent not offset by increased bulk purchase annuity volumes. However, despite this, longevity risk remains the Group's most significant life insurance risk due to the Group's existing annuity portfolio and is amplified by the current low level of interest rates. Persistency risk remains significant and continues to have a volatile outlook, with underlying performance linked to economic conditions. Businesses across the Group mitigate this risk through a range of customer retention activities. The Group has continued to write substantial volumes of life protection business, and to utilise reinsurance to reduce exposure to potential mortality losses. All life insurance risks benefit from significant diversification against other risks in the portfolio, limiting the impact on the Group's aggregate risk profile.
Provisions made for insurance liabilities are inherently uncertain. Due to this uncertainty, life insurance reserves are regularly reviewed by qualified and experienced actuaries at the business unit and Group level in accordance with the Group's reserving framework. This and other risks are subject to an overarching risk management framework and various mechanisms to govern and control our risks and exposures.
(e) General insurance and health insurance risk
The Group writes a balanced portfolio of general insurance risk (including personal motor; household; commercial motor; property and liability) across a geographically diversified spread of markets including UK; Ireland; Canada; France; Italy; Singapore and Poland. This risk is taken on, in line with our underwriting and pricing expertise, to provide an appropriate level of return for an acceptable level of risk. Underwriting discipline and a robust governance process is at the core of the Group's underwriting strategy.
The Group's health insurance business (including private health insurance, critical illness cover, income protection and personal accident insurance, as well as a range of corporate healthcare products) exposes the Group to morbidity risk (the proportion of our customers falling sick) and medical expense inflation.
Provisions made for insurance liabilities are inherently uncertain. Due to this uncertainty, general and health insurance reserves are regularly reviewed by qualified and experienced actuaries at the business unit and Group level in accordance with the Group's reserving framework. These and other key risks, including the occurrence of unexpected claims from a single source or cause and inadequate reinsurance protection/risk transfer, are subject to an overarching risk management framework and various mechanisms to govern and control our risks and exposures.
During the first half of 2016, Aviva's general insurance and health insurance risk profile has remained stable. As with life insurance risks, general and health insurance risks also benefit from the significant diversification that arises from being part of a large and diverse portfolio, limiting the impact on the Group's aggregate risk profile.
Aviva successfully completed the renewal of its group-wide catastrophe protection on 1 April 2016, maintaining the level of reinsurance it purchases which includes both event and aggregate catastrophe protection on a group-wide basis. Processes are in place to manage catastrophe risk in individual business units and at a group level.
(f) Asset management risk
Asset management risk is the failure to provide expected investment outcomes for clients resulting in reduced new business and loss of sustainable earnings. The risk arises through loss of client business due to poor investment performance or fund liquidity, product competitiveness, talent retention and capability.
Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is managed via investment performance reviews, recruitment and retention of specialist investment professionals and leadership, product development capabilities, fund liquidity management, competitive margins, client retention strategies, and proactive responses to regulatory developments. Funds invested in illiquid assets such as real estate and infrastructure projects are particularly exposed to liquidity risk. Following the UK referendum result on EU membership one Aviva Investors commercial property funds deferred redemption requests and another suspended dealing to safeguard the interests of investors in these funds. These key risks are monitored on an on-going basis with issues escalated to the Aviva Investors Risk Management Committee and ultimately to the Aviva Investors Holdings Limited Board Risk Committee.
(g) Operational risk
The Group continues to operate, validate and enhance its key operational controls and purchase insurance to minimise losses arising from inadequate or ineffective internal processes, people and systems or from external events. The Group maintains constructive relationships with its regulators around the world and developments in relation to key regulatory changes, such as requirements for Global Systemically Important Insurers (G-SII), are monitored closely. We continue to monitor the development of IFRS 4 Phase 2.
(h) Brand and reputation risk
Our success and results are, to a certain extent, dependent on the strength of our brands, the brands of our partners and our reputation with customers, agents, regulators, rating agencies, investors and analysts. While we are well recognised, we are vulnerable to adverse market and customer perception. Any of our brands or our reputation could also be affected if products or services recommended by us or any of our intermediaries do not perform as expected whether or not the expectations are founded, or the customer's expectations for the product have changed. We monitor this risk and have controls in place to limit our exposure.

B18 - Risk management continued
(i) Risk and capital management
(i) Sensitivity test analysis
The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole are exposed.
(ii) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements.
(iii) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.
(iv) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.
Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit Spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ±10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 30 June 2016
30 June 2016 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	40	(90)	(40)	(160)	80	(25)	(10)	(60)
Insurance non-participating	(130)	80	(555)	30	(30)	(165)	(80)	(760)
Investment participating	-	-	-	-	-	(5)	-	-
Investment non-participating	(15)	15	(5)	10	(30)	(10)	-	-
Assets backing life shareholders' funds	(130)	85	(90)	(85)	85	-	-	-
Total	(235)	90	(690)	(205)	105	(205)	(90)	(820)

30 June 2016 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality+5%	Annuitant mortality -5%
Insurance participating	40	(90)	(40)	(160)	80	(25)	(10)	(60)
Insurance non-participating	(130)	80	(555)	30	(30)	(165)	(80)	(760)
Investment participating	-	-	-	-	-	(5)	-	-
Investment non-participating	(15)	15	(5)	10	(30)	(10)	-	-
Assets backing life shareholders' funds	(170)	125	(95)	(85)	85	-	-	-
Total	(275)	130	(695)	(205)	105	(205)	(90)	(820)

B18 - Risk management continued
Sensitivities as at 31 December 2015
31 December 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	-	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	35	(35)	(20)	-	-
Assets backing life shareholders' funds	(140)	85	(65)	40	(40)	-	-	-
Total	(200)	115	(595)	(35)	30	(205)	(125)	(775)

31 December 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	-	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	35	(35)	(20)	-	-
Assets backing life shareholders' funds	(175)	120	(70)	40	(40)	-	-	-
Total	(235)	150	(600)	(35)	30	(205)	(125)	(775)

Changes in sensitivities between HY16 and FY15 reflect underlying movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.
General insurance and health business sensitivities as at 30 June 2016
30 June 2016 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(280)	245	(140)	80	(80)	(70)	(160)
Net of reinsurance	(340)	300	(140)	80	(80)	(70)	(140)

30 June 2016 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(280)	245	(140)	85	(85)	(20)	(160)
Net of reinsurance	(340)	300	(140)	85	(85)	(20)	(140)

Sensitivities as at 31 December 2015
31 December 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	65	(65)	(100)	(270)
Net of reinsurance	(305)	300	(130)	65	(65)	(100)	(260)

31 December 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	70	(70)	(20)	(270)
Net of reinsurance	(305)	300	(130)	70	(70)	(20)	(260)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

B18 - Risk management continued
Fund management and non-insurance business sensitivities as at 30 June 2016
30 June 2016 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	25	(20)	45

30 June 2016 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	25	(20)	45

Sensitivities as at 31 December 2015
31 December 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	10	(30)	45

31 December 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	10	(30)	45

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

B19 - Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows at 30 June/31 December comprised:
	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Cash and cash equivalents	34,911	33,186	33,676
Cash and cash equivalents of operations classified as held for sale	683	9	-
Bank overdrafts	(759)	(506)	(506)
Net cash and cash equivalents at 30 June/31 December	34,835	32,689	33,170

B20 - Contingent liabilities and other risk factors
During the period, there have been no material changes in the main areas of uncertainty over the calculation of our liabilities from those described in note 52 of the Group's 2015 Annual report and accounts. An update on material risks is provided in Note B18 Risk management.
B21 - Acquired value of in-force business and intangible assets
Acquired value of in-force business and intangible assets presented in the statement of financial position is comprised of:
	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Acquired value of in-force business on insurance contracts	1,870	2,185	2,002
Acquired value of in-force business on investment contracts	2,199	2,533	2,381
Intangible assets	1,394	1,361	1,348
	5,463	6,079	5,731
Less: Amounts classified as held for sale	(13)	-	-
Total	5,450	6,079	5,731

The acquired value of in-force business on insurance and investment contracts has reduced in the period due to an amortisation charge of £317 million (HY15: £161 million charge, FY15: £496 million charge), offset by £3 million of positive foreign exchange movements.
There were no impairments of acquired value of in-force business in the period (HY15: £nil, FY15: £nil).

Directors' responsibility statement
The directors confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and as issued by the IASB and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:
●  an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
●  material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

Information on the current directors responsible for providing this statement can be found on the Company's website at: http://www.aviva.com/investor-relations/corporate-governance/board-of-directors/

By order of the Board

Mark Wilson                                                                         Thomas D. Stoddard
Group chief executive officer                                               Chief financial officer
3 August 2016

Independent review report to Aviva plc
Report on the condensed consolidated interim financial statements
Our conclusion
We have reviewed Aviva plc's condensed consolidated interim financial statements (the 'interim financial statements') in the half year report of Aviva plc for the six month period ended 30 June 2016. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Conduct Authority.
What we have reviewed
The Condensed consolidated interim financial statements, which are prepared by Aviva plc, comprise:
●  the Condensed consolidated statement of financial position as at 30 June 2016;
●  the Condensed consolidated income statement and statement of comprehensive income for the period then ended;
●  the Condensed consolidated statement of cash flows for the period then ended;
●  the Condensed consolidated statement of changes in equity for the period then ended; and
●  the explanatory Notes to the condensed consolidated interim financial statements.

The condensed consolidated interim financial statements included in the half year report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Conduct Authority.
As disclosed in note B1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the International Accounting Standards Board.
Responsibilities for the condensed consolidated interim financial statements and the review
Our responsibilities and those of the directors
The half year report, including the condensed consolidated interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Conduct Authority.
Our responsibility is to express  to the company a conclusion on the condensed consolidated interim financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
What a review of condensed consolidated interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
3 August 2016
London

Notes:
(a)  The maintenance and integrity of the Aviva plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.
(b)  Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

End part 3 of 4
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary